Exhibit 99.1

August 7, 2023

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2023 Annual General Meeting of Shareholders of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 26 Harokmim Street, Bldg. D, Holon, Israel, on Wednesday, September 20, 2023, at 5:00 PM (Israel time) (the “Meeting”) for the following purposes:

1.	To re-elect seven (7) directors to serve as members of the Board of Directors of the Company (the “Board of Directors”);

2.	To approve the Amended and Restated Compensation Policy of the Company;

3.	To approve compensation to the Company’s Chief Executive Officer;

4.	To approve an amendment to the Articles of Association of the Company; and

5.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023, and until the next annual general meeting of the Company’s shareholders and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

Only shareholders of record at the close of business day on Monday, August 14, 2023, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose ordinary shares, New Israeli Shekels 0.01 nominal (par) value per share of the Company (“Ordinary Shares” or “Shares”) are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company’s Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she holds the Company’s Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds the Company’s Ordinary Shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint holders of shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

A proxy will be effective only if it is received at the Company’s office no later than twenty four (24) hours prior to the time of the Meeting (i.e., 5:00 PM Israel time on September 19, 2023), or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 11:00 AM Israel time on September 20, 2023).

By Order of the Board of Directors, /s/ Mr. Paul Sekhri Paul Sekhri Chairman of the Board Holon, Israel August 7, 2023

PROXY STATEMENT

COMPUGEN LTD.

26 Harokmim Street, Bldg. D

Holon, Israel

2023 Annual General Meeting of Shareholders

To be Held on Wednesday, September 20, 2023

This proxy statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares” or “Shares”) of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at the Company’s 2023 Annual General Meeting of Shareholders, or at any adjournment or postponement thereof (the “Meeting”).

The Meeting will be held on Wednesday, September 20, 2023, at 5:00 PM (Israel time), at the Company’s offices at 26 Harokmim Street, Bldg. D, Holon, Israel, for the following purposes:

1.	To re-elect seven (7) directors to serve as members of the Board of Directors;

2.	To approve the Amended and Restated Compensation Policy of the Company;

3.	To approve compensation to the Company’s Chief Executive Officer;

4.	To approve an amendment to the Articles of Association of the Company; and

5.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023, and until the next annual general meeting of the Company’s shareholders and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022. This item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, August 14, 2023, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose Shares are registered with a member of the TASE, and intends to vote his or her Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company’s shares as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds Company’s Shares.

Joint holders of Shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

A proxy will be effective only if it is received at the Company’s office no later than twenty four (24) hours prior to the time of the Meeting (i.e., 5:00 PM Israel time on September 19, 2023), or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 11:00 AM Israel time on September 20, 2023).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting); or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company mainly by mail. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. The Company has retained Alliance Advisors to act as the Company’s solicitation agent and to assist with the solicitation of proxies for a fee of approximately $80,000 plus reimbursable expenses. Other than as set forth above with respect to the solicitation agent, none of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the meeting a quorum is not present, the Meeting shall stand adjourned to Wednesday, September 27, 2023, at the same time and place. At such adjourned meeting, any two shareholders present in person, by proxy or by voting through the Electronic Voting System, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of July 31, 2023 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within 60 days of July 31, 2023.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Bristol-Myers Squibb Company(2)	4,757,058	5.39%
Anat Cohen-Dayag	1,059,872	1.19%
All Office Holders, including directors, as a group (consists of 15 persons)	3,123,746	3.42%

(1)	Based upon 88,327,207 Ordinary Shares issued and outstanding as of July 31, 2023.

(2)
Based upon information provided by the shareholder in its Form 13G filed with the SEC on November 19, 2021. With respect to the ordinary shares reported in its Schedule 13G, Bristol-Myers Squibb Company, indicated as having (i) sole voting power and dispositive power with respect to 4,757,058 ordinary shares, and (ii) no shared voting power nor shared dispositive power with respect to ordinary shares. Furthermore, in such filing Bristol-Myers Squibb Company indicated aggregate beneficial ownership of 4,757,058 ordinary shares. The address of the principal business office of BMS is 430 East 29th Street, New York, NY 10016.

For information relating to the remuneration of our five most highly compensated Office Holders with respect to the year ended December 31, 2022 please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Individual Compensation of Covered Office Holders” in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023 (File No. 000-30902) (the “2022 Form 20-F”).

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Proxy Solicitation Agent, Alliance Advisors at:

Alliance Advisors, LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003
North American Toll-Free Phone: 855-976-3324
Call Collect Outside North America: +001- 551-210-9925
Email: CGEN@AllianceAdvisors.com

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current seven members of our Board, the Company defines an additional eight individuals to be Office Holders.

ITEM NO. 1

RE-ELECTION OF SEVEN (7) DIRECTORS

Background

The articles of association of the Company (the “Articles”) provide that the number of directors to serve on our Board shall be no less than five (5) and no more than fourteen (14).

The Board is currently comprised of seven (7) members, all of whom have a serving term that expires at the end of the Meeting, and all of whom stand for re-election for an additional term of service.

Directors are generally elected at each annual general meeting of the Company’s shareholders for a term starting at such meeting and ending at the conclusion of the next annual general meeting of shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles. In accordance with our Articles, directors may also be appointed by our Board in between annual general meetings of the Company’s shareholders.

General

Election

At the Meeting, all of the Company’s incumbent seven (7) directors are nominated for re-election. Following the recommendation of our Nomination and Corporate Governance Committee to the Board of Directors in accordance with Rule 5605(e) of the Nasdaq Marketplace Rules (“Nasdaq Rules”), it is proposed that each of Mr. Paul Sekhri, Dr. Anat Cohen-Dayag, Mr. Eran Perry, Mr. Gilead Halevy, Dr. Mathias Hukkelhoven, Dr. Kinneret Livnat Savitzky and Mr. Sandy Zweifach be re-elected as directors. If re-elected, each director nominee will serve for a term ending on the date of the 2024 annual general meeting of the Company’s shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her nomination, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. All candidates for re-election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. Other than Dr. Cohen-Dayag, our President and Chief Executive Officer, none of the director nominees has any relationship with the Company. Accordingly, our Board determined that all of the director nominees, except for Dr. Cohen-Dayag, qualify as “independent directors,” as defined by the Nasdaq Rules. In addition, in accordance with our Board’s decision in 2018 to adopt certain reliefs for companies whose shares are traded in certain foreign stock exchanges, including the Nasdaq Stock Exchange, pursuant to which, if a nominee for service as a director qualifies as independent in accordance with the law of the relevant foreign jurisdiction and does not have any affiliation with a “controlling shareholder” (as defined in the Companies Law) (which is not relevant in our case), the Audit Committee may classify him or her as independent in accordance with the Companies Law. Accordingly, our Audit Committee classified each of our director nominees, except for Dr. Cohen-Dayag, as independent in accordance with the Companies Law.

Furthermore, each of the members of the Audit Committee is classified as “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which provides additional qualification criteria to the general test for independence of board and committee members under the Nasdaq Rules. Additionally, all such members are financially literate under the applicable rules and regulations of the SEC and Nasdaq Rules and each of whom is an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Rules.

The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The names of each director nominee, the year in which such director was first elected to the Board, the age of such director as of July 31, 2023, and his or her service as an executive officer of the Company or as a member of a committee of the Board are as follows:

Name	Age	Year of First Election	Positions
Paul Sekhri(3)(4)	65	2017	Chairman of the Board of Directors (Chairman of the Nomination and Corporate Governance Committee)
Anat Cohen-Dayag, Ph.D.	56	2014	President and Chief Executive Officer, Director
Eran Perry(1)(2)(4)	52	2019	Director
Gilead Halevy(2) 4)	56	2018	Director (Chairman of the Audit Committee)
Mathias (Math) Hukkelhoven, Ph.D.(4)	69	2022	Director
Kinneret Livnat Savitzky, Ph.D.(1)(3)(4)	56	2018	Director
Sanford (Sandy) Zweifach(1)(2)(3)(4)	67	2018	Director (Chairman of the Compensation Committee)
____________________

(1)	Member of our Compensation Committee

(2)	Member of our Audit Committee (and audit committee financial expert, as defined by the SEC rules, with requisite financial experience required under the applicable Nasdaq Rules)

(3)	Member of our Nomination and Corporate Governance Committee

(4)	Independent director

All of the Company’s incumbent directors were elected with the support of more than 90% of the Ordinary Shares that voted at the annual general meeting of the Company’s shareholders for 2022, held on September 14, 2022.

Since such meeting, each incumbent director attended at least 80% of the meetings of the Board of Directors and the respective committees on which such director served during such time (with the majority of our incumbent directors attending 100% of the meetings).

The following are brief biographies of each of the seven (7) director nominees, based upon our records and information furnished to us by them:

Paul Sekhri joined Compugen’s Board of Directors as its Chairman in October 2017. Mr. Sekhri serves as the President and Chief Executive Officer of vTv Therapeutics Inc. Prior to joining vTv Therapeutics Inc., from January 2019 until April 2022, Mr. Sekhri served as the President and CEO of eGenesis, Inc. since January 2019. Prior to joining eGenesis, Inc., Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018. From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care for Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of vTv Therapeutics Inc., eGenesis, Inc., Veeva Systems Inc., Ipsen S.A., Axcella Health Inc. and Spring Discovery and Chairman of the Board of Directors of Pharming N.V. and of Longboard Pharmaceuticals, Inc. Additionally, Mr. Sekhri is the Chairman of the Board of the Young Concert Artists (YCA), and a member of Board of The Metropolitan Opera. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall, where he established the Life Sciences Council of Carnegie Hall.

Anat Cohen-Dayag, Ph.D. joined Compugen’s Board of Directors in February 2014. Dr. Anat Cohen-Dayag has over 25 years of experience in the biotech industry, both in R&D and executive leadership roles. Anat joined Compugen in 2002, and has held various senior managerial positions, including VP R&D, before being appointed President and CEO in 2010. Under her leadership, Compugen transformed from a service provider in the field of computational biology to a therapeutic discovery and development company advancing an innovative immuno-oncology pipeline originating from the company’s computational discovery platforms. Dr. Cohen-Dayag is also a member of the Board of Directors of Pyxis Ltd. Prior to Compugen, Anat was the Head of R&D and was a member of the executive management team of Mindsense Biosystems Ltd. Anat holds a B.Sc. in Biology from Ben-Gurion University, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science.

Eran Perry joined Compugen’s Board of Directors in July 2019. Eran Perry brings to Compugen over 20 years of diverse experience across various segments of the healthcare industry as an entrepreneur and venture capital investor as well as in general management and strategy. In 2018, Mr. Perry co-founded MII Fund & Labs, an immunology dermatology-focused venture capital fund where he also serves as Managing Director and Chairman of the Investment Committee. Mr. Perry is also the co-founder and board member of several pharmaceutical companies including ICD Pharma, Seanergy Dermatology, Follicle Pharma and Upstream Bio. Mr. Perry also serves on the board of directors of MyBiotics Pharma and Noon Aesthetics. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (IHCV) and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology. Before moving to the private sector, Mr. Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from Tel Aviv University.

Gilead Halevy joined Compugen’s Board of Directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Prior to establishing Kedma, Mr. Halevy served as a Director at Giza Venture Capital from 2001 to 2006, where he led investments in communication and information technology companies and directed Giza’s European business activities. From 1998 to 2001, Mr. Halevy practiced law at White & Case LLP. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. Mr. Halevy currently serves as chairman of board of directors of Carmel Wineries; Continuity Software Ltd., Zriha Hlavin Industries Ltd. and Iskur Industries Ltd. and a director of S. AL Holdings, Plastfit Ltd. and AA Politiv (1999) Ltd. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Dr. Mathias (Math) Hukkelhoven joined Compugen’s Board of Directors in March 2022. Dr. Hukkelhoven has a wealth of experience in global regulatory affairs and drug development, evidenced by his contribution to more than 50 NCEs and hundreds of new indications and line extensions over his career to date. Dr. Hukkelhoven has participated in activities that have shaped health authority interactions for the industry, including serving as chairperson of the Regulatory Affairs Coordinating Committee at PhRMA, and recently as a PhRMA negotiator for the PDUFA VII negotiations with the FDA. Since his retirement from Bristol Myers Squibb in July 2021, Math has been a consultant for several biotech companies, R&D Strategy Advisor for LianBio and Senior Advisor for McKinsey and on July 1, 2022 he joined the Board of Directors of Centessa Pharmaceuticals plc. Math joined Bristol Myers Squibb in March 2010 as the Senior Vice President, Global Regulatory, Safety & Biometrics and was also responsible for the R&D group in BMS China and the Clinical Pharmacology and Pharmacometrics group. As such, he had responsibility for a large part of the global Bristol Myers Squibb development organization. Since the acquisition of Celgene by Bristol Myers Squibb, he was responsible for Global Regulatory and Safety Sciences at Bristol Myers Squibb. He was accountable for setting regulatory strategy and driving execution of global regulatory and pharmacovigilance plans for Bristol Myers Squibb. He led the regulatory and development efforts across the product development and commercialization process to ensure optimal regulatory strategy and interactions at each step of the process – research and development, manufacturing, and commercialization. Prior to joining Bristol Myers Squibb, Math held the role of Chairman Portfolio Stewardship Board at Novartis Pharmaceuticals. From 2001 to 2009, he was the Senior Vice President, Global Head Drug Regulatory Affairs at Novartis. Math received his B.S. and Ph.D. honors degrees in Biology and Biochemistry from the University of Nijmegen, the Netherlands.

Dr. Kinneret Livnat Savitzky joined Compugen’s Board of Directors in June 2018. Dr. Livnat Savitzky currently serves as a managing partner at Team8 and Director at Team8 Health, Partner 1 GP Ltd. Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: Ramot (TTO of Tel-Aviv University), DreaMed Diabetes Ltd., and Biomica Ltd. Between 2017 and 2021 she served as the CEO of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation, Takeda Ventures Inc., and LEAPS, the venture arm of Bayer. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as R&D collaboration with Merck (MSD), Genentech and others. Prior to being appointed CEO of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D. with distinction in Human Genetics from Tel Aviv University.

Sanford (Sandy) Zweifach joined Compugen’s Board of Directors in June 2018. Mr. Zweifach is the Founder of Nuvelution Pharma, Inc. and since 2015 through 2019 was the Chief Executive Officer of Nuvelution Pharma, Inc. From 2010 to 2015, Mr. Zweifach served as CEO of Ascendancy Healthcare, Inc., which he also founded. He has also been a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. From 2003 to 2005, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was responsible for oversight of the firm’s finance department, as well as President of the firm’s M&A and financing division. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen in 2004. Currently Mr. Zweifach serves as an Executive Chairman of the Board of Directors of Kaerus Bioscience, Chairman of the Board of Directors of Carisma Therapeutics, Inc., Acting President and Chair of the Business Advisory Board of IMIDomics, S.L. and as a member of the Board of Directors of Essa Pharma, Inc. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

Directors’ Compensation

Compensation to our Non-Executive Directors (other than the Chairman of the Board, Mr. Paul Sekhri)

As approved by the Company’s shareholders on August 6, 2018, each of our non-executive directors, whether currently in office or appointed in the future, excluding the Chairman of the Board of Directors (each, a “non-executive director”) is entitled to the following compensation: (i) an annual fee of $45,000 and an additional annual amount for service as a member of each of the Company’s board committees (up to $2,500 for service as a member of a committee and up to $5,000 for service as a chairman of a committee); and (ii) an annual grant of options to purchase Ordinary Shares, with a one-time grant of 35,000 options in the first year of service (the “Initial Option Grant”) and an additional annual grant of 10,000 options in each of the following years of service (the “Annual Option Grant”). The grant date of each Initial Option Grant is the date of appointment for service as director, whether initially appointed by the Board of Directors or by the general meeting of the Company’s shareholders, with an exercise price equal to the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to the date of initial appointment to serve on the Board of Directors. The grant date of each Annual Option Grant is such date on which the Board of Directors approves the annual option grants to other Office Holders (provided that the service as director continues at the time of each grant), and the exercise price equals to the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to such Board of Directors approval. All such grants vest over a four-year period as follows: 25% of the options granted vest on the first day of the quarter one calendar year immediately following the quarter in which the options were granted, and an additional 6.25% of the options granted vest each quarter thereafter for the next thirty-six (36) months. Other than as described herein, both the Initial Option Grants and the Annual Option Grants are subject to the terms and conditions of the Company’s 2010 Share Incentive Plan, as amended (the “2010 Plan”), or any other equity-based incentive plan that the Company may adopt in the future and pursuant to which these options would be granted, and will expire ten years after their grant date, unless they expire earlier in accordance with the terms of the 2010 Plan.

Notwithstanding the terms of the relevant equity-based plan, all options granted to non-executive directors shall become fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of the Company’s equity or voting power by any shareholder or group of shareholders. Further, notwithstanding the terms of the relevant equity-based plan, all options granted which shall be vested as of the date of final termination of office as a non-executive director of the Company may be exercised within one year following such termination of office. To the extent legally available and applicable, such options will be granted to the non-executive directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”), under the capital gains route.

At the annual general meeting of the Company’s shareholders for 2020 (the “2020 AGM”), our shareholders approved, following the approvals of the Company’s compensation committee (the “Compensation Committee”) and the Board of Directors, and consistent with the Company’s compensation policy, as amended at the 2020 AGM (the “Compensation Policy”), that instead of an Annual Option Grant, the Compensation Committee and the Board of Directors may issue to all non-executive directors RSUs or other equity awards which are not options (“Other Equity”), in which case the Annual Option Grant of 10,000 options shall be adjusted to 5,000 units of Other Equity awards, provided, that with respect to an annual equity grant that combines both types of equity awards (i.e., options and Other Equity), such grant shall be adjusted, on a pro rata basis, to give effect to the relative portion of each type of equity awarded (for illustration purposes, if the Compensation Committee and Board of Directors approve the grant of 4,000 RSUs to the non-executive directors, the relevant annual equity grant will be comprised of a total of 6,000 units, out of which 4,000 will be RSUs and 2,000 will be options). The provisions relating to vesting, acceleration and exercise period applicable to options, as specified above, shall apply to Other Equity that may be granted, mutatis mutandis.

In accordance with the above-mentioned terms, our Compensation Committee and Board of Directors, in their separate meetings held on August 1, 2023, and August 3, 2023, respectively, resolved to grant to each of our non-executive directors (including Mr. Paul Sekhri, as specified below), 10,000 options with an exercise price of $1.15 per Ordinary Share. Such grant is in line with the Compensation Policy and does not require further shareholder approval.

Compensation to Mr. Paul Sekhri, the Company’s Chairman of the Board of Directors, a Non-Executive Director

Subject to his re-election for service as director at the Meeting, Mr. Paul Sekhri is entitled to an annual cash fee in the amount of $150,000 for his service as the Company’s non-executive chairman of the Board of Directors (with no fees for participation in meetings of the Board of Directors and its committees).

At the 2020 AGM, our shareholders approved, following the approvals of the Compensation Committee and the Board of Directors, and consistent with our Compensation Policy, that Mr. Sekhri, in his role as the non-executive Chairman of the Board of Directors, shall be entitled to an annual option grant of 10,000 options to purchase Ordinary Shares each year (the “Chairman’s Annual Option Grant”), starting from 2020 and for each of the following years of service, similar to the terms of the Annual Option Grant to the other non-executive directors as specified above.

Furthermore, as approved for the other non-executive directors, instead of the Chairman’s Annual Option Grant, the Compensation Committee and the Board of Directors may issue to Mr. Sekhri Other Equity, in which case the Chairman’s Annual Option Grant of 10,000 options shall be adjusted to 5,000 units of Other Equity awards, provided, that with respect to an annual equity grant that combines both types of equity awards, such grant shall be adjusted, on a pro rata basis, to give effect to the relative portion of each type of equity awarded as specified above with respect to other non-executive directors. The provisions relating to vesting, acceleration and exercise period applicable to the options, as specified above with respect to other non-executive directors, shall apply to Other Equity that may be granted as set forth above, mutatis mutandis.

For more information relating to the compensation paid to our directors, including insurance coverage, indemnification and exemption, see “Item 6. Directors, Senior Management and Employees - B. Compensation” in our 2022 Form 20-F.

If re-elected, in consideration for their service, our director nominees shall be entitled to the compensation specified herein.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that each of Mr. Paul Sekhri, Dr. Anat Cohen-Dayag, Mr. Eran Perry, Mr. Gilead Halevy, Dr. Mathias Hukkelhoven, Dr. Kinneret Livnat Savitzky and Mr. Sandy Zweifach be, and he or she is hereby, re-elected to serve as a member of the Board of Directors of the Company to hold office until immediately following the annual general meeting of the Company’s shareholders for 2024 and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.”

Election of each of the director nominees will be voted upon separately at the Meeting.

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or by voting through the Electronic Voting System, is required for the approval of the re-election of each of the above director nominees.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 2

APPROVAL OF THE AMENDED AND RESTATED COMPENSATION POLICY OF THE COMPANY

Background

As required under the Companies Law, the Company maintains a compensation policy that provides a framework for terms of office and employment of our Office Holders, including cash compensation; equity awards; severance and other benefits; the grant of an exemption from liability; insurance coverage; and an undertaking to indemnify or indemnification. The Company’s Compensation Policy was originally approved by our shareholders on September 17, 2013, and amendments were subsequently approved on July 29, 2015, October 19, 2017, on September 19, 2019, and on September 16, 2020. The Companies Law also requires that the Compensation Policy be reviewed from time to time by the Compensation Committee and the Board, to consider its adequacy and propose amendments to the extent appropriate or required.

We operate in a fast-paced industry, characterized by aggressive competition over talent, which has become more intense over the last couple of years, resulting in a significant increase in levels of total compensation. As an international clinical-stage drug discovery and development company, with several executive officers residing outside of Israel (in the United States, Europe and Asia), we are required to adopt a compensation framework and compensation practices that are in line with those of our peers in order to be competitive. Unlike our U.S. peers, which are comprised of U.S. issuers subject to the “Say on Pay” model, we are subject to an ex-ante process governed by Israeli legislation, which requires the adoption of a compensation policy that is brought for approval by Company shareholders at least once every three years. Hence, while the “Say on Pay” model requires shareholder approval of compensation practices in retrospect, Israeli legislation imposes forward looking limitations on the Compensation Committee’s and the Board’s authority to approve executive compensation, setting a maximum cap upon each compensation component. Should the Compensation Committee and the Board wish to grant executive compensation that exceeds a certain cap defined under the Compensation Policy, it cannot do so without seeking the specific approval of our shareholders in advance.

Our competitors are not limited in this manner and have the authority to approve executive compensation as they deem is in the best interest of their company. Having the appropriate authority to compete over executive talent in our industry is, therefore, of utmost importance, especially considering that there may be significant variance among our executive officers in terms of individual compensation levels based on their position, location, expertise and experience and our compensation policy should provide the Compensation Committee and the Board with authority to approve executive compensation that is competitive in relation to that provided by our peers, both in ordinary and exceptional circumstances.

In light of all of the above, and in order to determine the global best practices in executive compensation and to ascertain the positioning of our Office Holders’ pay packages vis-à-vis our peers, we conducted, together with an outside consultant, a benchmarking study with peer companies. The study included executive compensation information of comparable companies (in the biotech field and in terms of number of employees, market cap and main geographical area of operation) located in Israel and in the United States, including public Israeli companies traded on Nasdaq or dually listed for trading on Nasdaq and the TASE, some of which do business in the same geographical locations as our Company (the “Peer Group”).

Given the need to enhance the global competitiveness of the Company in attracting and retaining highly qualified Office Holders worldwide, and considering the results of the benchmarking study and the Company’s business, operations and financial results, our Compensation Committee and Board have accordingly determined in their separate meetings held on August 1, 2023 and August 3, 2023, respectively, to amend our Compensation Policy and replace it with the Amended and Restated Compensation Policy attached to this proxy statement as Exhibit A (the “Amended Policy”).

We now seek shareholder approval for the Amended Policy.

General

The Amended Policy attached to this Proxy Statement is shown as a “redline” against the current Compensation Policy, to reflect all the proposed changes to the current Compensation Policy. The proposed amendment and clarification to the current Compensation Policy are as follows (terms and definitions used hereunder are in accordance with the terms and definitions used in the Compensation Policy):

•          Section 3.4 – Currently the maximum limits for executive equity awards permitted under our Compensation Policy is based on a dilution threshold so that (i) with respect to an Annual Grant of awards with an exercise price equal at least to the FMV, the portion of such Annual Grant that is scheduled to vest in any year following the grant date, shall not exceed 0.06% of the issued and outstanding share capital of the Company on the date of grant (the “Annual Threshold”); (ii) with respect to an Annual Grant of RSUs or other equity awards, the Annual Threshold shall be reduced by 50% (i.e., 0.03% of the issued and outstanding share capital of the Company on the date of grant); and (iii) with respect to an Annual Grant that combines both types of equity awards (i.e., equity awards with an exercise price equal to FMV and RSUs or other equity awards), the Annual Threshold shall be calculated, on a pro rata basis, to give effect to the relative portion of each type of equity awards. In order to set a cap to the value of such grant, our Compensation Policy includes an absolute upper limit set at a Company market capitalization of $3 billion. Accordingly, in the event that the Company’s market capitalization exceeds $3 billion, the dilution limit of the equity awards will be adjusted proportionally downwards to reflect the value limit corresponding to such market capitalization limitation.

Upon review of the Peer Group information and as a result of the material drop in the share price of the entire biotech industry, our Compensation Committee and Board determined to amend Section 3.4 of our Compensation Policy so that the maximum portion of annual grant of awards with an exercise price equal at least to the FMV (e.g., options) that is scheduled to vest in any year following the grant date shall increase by 50% and now be 0.09% of the issued and outstanding share capital of the Company on the date of grant (instead of 0.06%) and that such increase shall also apply to any annual grant of RSUs or other equity awards, mutatis mutandis (i.e., 0.045% instead of 0.03%).

Increasing the potential amount of equity that can be granted by the Company pursuant to the provision above, does not create an increase in the value of the total grant in 2023 (based on current share price), compared to prior years, due to the drop in the Company’s share price. For example, if in 2021 and 2022, when we granted our annual options to our Office Holders, the value of one option was $3.6704 and $1.9642, respectively (with one grant to one of our Office Holders at a value of $1.6661 per option in 2022), the value of one option one August 3, 2023 (when we issued options to our Office Holders) is estimated at $0.75 (with one grant to one of our Office Holders at a value of $0.53 per option). For assumptions and key variables used in the calculating the equity value for 2021 and 2022, please see Note 2n to our 2022 Form 20-F.

Nevertheless, in order to ensure that the maximum total value of the shares underlying the equity awards eligible to be granted under the Amended Policy would not exceed the maximum total value that could have been granted prior to the adoption of the Amended Policy, our Compensation Committee and Board determined to further amend Section 3.4 of our Compensation Policy so that the maximum cap, which is currently based on a market capitalization of $3 billion, will now be amended to $2 billion.

It should be noted that since the adoption of our initial compensation policy, our Compensation Committee and our Board have used their authority in granting equity awards in a very conservative manner, strongly stressing accountability by awarding our executive officers with options at market price, in numbers and value which were well below the limits provided in the current Compensation Policy. For example, while during the years 2021 through 2023, the Company had the authority (subject to the approval of the Compensation Committee and Board) to issue in 2021 an annual grant of 201,475 options per executive officer, 207,520 option in 2022 and 211,985 options in 2023, the Company issued in 2021 only 70,000 options per full time executive officer on average, 98,770 options in 2022 and 68,125 options in 2023 (reflecting the issuance of about a third to less than half of the equity award grantable under the Compensation Policy).

As of August 3, 2023, following the annual options grant for 2023 and reduction in the number of shares reserved for future issuance under our 2010 Plan and under our employee share purchase plan following such annual grant, the total number of outstanding options amounted to 8,487,479, the total number of shares reserved for issuance under our 2010 Plan amounted to 1,088,567 and the total number of shares reserved for issuance under our employee share purchase plan amounted to 114,146. Therefore, our outstanding and reserved options constitute approximately 9.8% of our issued and outstanding share capital on a fully diluted basis as of such date. It is important to note that the number of our outstanding options reflects the fact that since March 23, 2022, none of our options were exercised due to the sharp drop in the Company’s share price during that period. To our knowledge, this has been a relatively common experience recently for many companies, particularly in the biotech and life science industry, causing many outstanding options to become “out of the money” and therefore (even if vested) not “economically exercisable.”

•          Section 6.1 – Recently, the SEC approved Nasdaq listing rules mandating companies with listed securities to adopt a clawback policy in response to Exchange Act Rule 10D-1. These proposed listing rules are expected to become effective on October 2, 2023, and will require the adoption of a compliant clawback policy by December 1, 2023. Subject to the effectiveness of the new Nasdaq listing rules, we intend to adopt a compliant policy on or prior to the December 1, 2023 deadline.

The listing standards relate to the recovery of erroneously awarded executive compensation as required by Rule 10D-1 of the Exchange Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Under Rule 10D-1 and the new Nasdaq listing rules, recovery of erroneously awarded incentive-based compensation would be required from current and former Office Holders who received certain incentive-based compensation during the three fiscal years preceding the date on which the company is required to prepare certain accounting restatements. As required by Rule 10D-1 of the Exchange Act, following an administrative process, Nasdaq will delist a company if it does not adopt a compensation recovery policy that complies with the applicable listing standard, disclose the policy in accordance with SEC rules, or comply with the policy’s recovery provisions.

To comply with the new Nasdaq listing rules, our Compensation Committee and Board determined to amend Section 6.1 of our Compensation Policy, so that the Compensation Committee and Board will adopt a clawback policy in compliance with applicable laws, rules and regulations without the need for further corporate approvals from our shareholders.

Other than as stated above, the Compensation Committee and Board believe that the Compensation Policy in its current form provides the right balance between setting a clear framework and boundaries for executive compensation, while addressing the increasing competitive environment for talent in the Company’s industry. The Compensation Policy aligns the interests of the Office Holders of the Company with the long-term growth of the Company and our shareholders’ interest, and we believe it is adequately structured to allow successful execution of the currently contemplated strategic plans of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the Amended Policy in the form attached hereto as Exhibit A be, and hereby is, approved and adopted.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or by electronic voting is required for the approval and adoption of the Amended Policy; provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two (2) percent of the aggregate voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other Office Holder, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder (spouse, sibling, parent, grandparent or each of the foregoing with respect to shareholder’s spouse) has a personal interest in the adoption of the proposal. In addition, shareholder is deemed to have a personal interest if a company that is affiliated with the shareholder, other than Compugen, has a personal interest in the adoption of the proposal. Such company is a company in which a shareholder or a member of shareholder’s immediate family serves as a director or Chief Executive Officer, has the right to appoint a director or the Chief Executive Officer, or owns 5% or more of the outstanding shares. However, shareholder is not deemed to have a personal interest in the adoption of the proposal if the shareholder’s interest in such proposal arises solely from shareholder’s ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. If you do not mark whether you are, or are not, a controlling shareholder or have a personal interest in this proposal, you will be deemed to be a controlling shareholder and/or have a personal interest in this proposal.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 3

COMPENSATION TO THE COMPANY’S CHIEF EXECUTIVE OFFICER

A SALARY INCREASE; AN ANNUAL CASH BONUS PLAN; AN ANNUAL EQUITY
AWARD PLAN AND SPECIAL OPTION GRANT TO THE COMPANY’S CHIEF EXECUTIVE
OFFICER

Background; Chief Executive Officer’s Current Terms of Employment

Under the Companies Law, arrangements regarding the compensation of a Chief Executive Officer of a publicly traded company require approvals of the compensation committee, board of directors and company’s shareholders by a special majority vote (as set forth below), in that order.

Pursuant to Dr. Anat Cohen-Dayag’s employment agreement, she is entitled to a gross monthly base salary of NIS 134,125 (approximately $37,340 according to the average $/NIS representative exchange between January 1, 2023 and June 30, 2023 which is $1=NIS 3.5919, the “Representative Rate”), as approved by our shareholders in the 2020 AGM. Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Anat Cohen-Dayag is eligible for an annual cash bonus based upon achievement of objectives determined by the Company and to an annual grant of equity pursuant to her equity award plan.

In the 2020 AGM, our shareholders approved bonus terms to Dr. Cohen Dayag, in her position as our Chief Executive Officer, consisting of (i) an annual target bonus payment of up to six (6) monthly base salaries and (ii) an annual maximum bonus payment of up to nine (9) monthly base salaries for each of calendar years 2021, 2022 and 2023, without the need for further shareholder approval, subject to meeting the specific performance criteria approved by the shareholders and as further determined by the Compensation Committee and Board with respect to each such year, provided that she continues to be employed as the Company’s Chief Executive Officer through the last day of the calendar year with respect to which the annual cash bonus is paid.

In accordance with such approval, for the 2021 and 2022 fiscal years, Dr. Cohen-Dayag received an annual cash bonus payment of NIS 740,400 (92% of the annual target) and NIS 643,800 (80% of the annual target), respectively (approximately $206,130 and $179,240, based on the Representative Rate).

Additionally, in the 2020 AGM, our shareholders approved an annual equity award plan for Dr. Cohen-Dayag for each of the calendar years 2021, 2022 and 2023, according to which Dr. Cohen-Dayag may be granted options to purchase up to 150,000 Ordinary Shares in each of 2021, 2022 and 2023, as shall be determined by the Compensation Committee and Board with respect to each such year. In order to align such grants (including the exercise price and vesting period thereof) with the annual grant of options to other executive Office Holders (for whom shareholder approval is not required), our shareholders resolved that the annual grant to Dr. Cohen-Dayag will be made on such date in 2021, 2022 and 2023 on which the Board approves the respective year’s annual option grants to other Office Holders.

According to such annual equity award plan, on July 27, 2021, Dr. Cohen-Dayag was granted 150,000 options with an exercise price of $6.45. On March 24, 2022, Dr. Cohen-Dayag was granted 150,000 options with an exercise price of $3.24. On August 3, 2023, Dr. Cohen-Dayag was granted 150,000 options, with an exercise price of $1.15. The Compensation Committee and the Board confirmed that each such option grant complied with the Compensation Policy.

The options granted in each respective year are subject to the terms and conditions of the 2010 Plan. Each annual option grant vests over a four-year period as follows: 25% vests on the last day of the quarter one (1) year from the date of grant and an additional 6.25% will vest on the last day of each quarter thereafter for the next thirty-six (36) months. These options have an exercise price equal to the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to the day of approval of each grant by the Board, and they expire ten (10) years after their grant date, or earlier in accordance with the terms of the 2010 Plan or the terms of the option agreements entered into between the Company and Dr. Cohen-Dayag. The options are granted through a trustee under Section 102 of the Tax Ordinance (Capital Gains Route).

Dr. Cohen-Dayag’s employment agreement may generally be terminated by either party by providing six (6) months advance written notice, provided that in the event of termination by the Company for “justifiable cause” (as such term is defined in her employment agreement as shall be in effect from time to time) the Company may terminate Dr. Cohen-Dayag’s employment without advance notice and that Dr. Cohen-Dayag may resign with advance notice of only two (2) months in the event of resignation for “good reason” (as such term is defined in her employment agreement as shall be in effect from time to time). Upon termination, Dr. Anat Cohen-Dayag will be entitled to receive certain payments associated with termination.

In the event that Dr. Cohen-Dayag’s employment is (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for “good reason” (hereinafter, (a) and (b) shall be referred to together as “Dismissal”), Dr. Cohen-Dayag will be entitled to a one-time payment equal to six (6) monthly base salaries (the “Termination Payment”), and upon Dismissal within one (1) year following certain “change of control” events (as defined in her employment agreement as shall be in effect from time to time), Dr. Cohen-Dayag will be entitled to a special termination payment (in addition to the Termination Payment) in an amount equal to six (6) monthly base salaries.

In addition, upon Dismissal, or in the event of a “change of control”, all outstanding unvested options granted to Dr. Cohen-Dayag as of such time will be accelerated and become immediately exercisable as of the effective date of such Dismissal or change of control. Upon Dismissal, Dr. Cohen-Dayag will also be entitled to exercise all outstanding vested options (including those options vested as a result of such accelerated vesting) for a period of one (1) year from the date of such Dismissal, provided that such period does not extend beyond ten (10) years from the date of grant. Upon an event of change of control, following which Dr. Cohen-Dayag’s employment, within twelve (12) months of the closing of such an event, is: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for any reason, Dr. Cohen-Dayag will be entitled to exercise all outstanding vested options (including those options vested as a result of such accelerated vesting) for a period of one (1) year from the date of termination of her employment, provided that such period does not extend beyond ten (10) years from the date of grant.

Dr. Cohen-Dayag is not entitled to any compensation, including in connection with her role as a director, in addition to that being paid to her as the Chief Executive Officer of the Company. However, in the event of termination of Dr. Cohen-Dayag employment agreement, she will be entitled to receive such compensation to the extent and for as long as she will serve as a non-executive director of the Company.

As of July 31, 2023, the total Number of Ordinary Shares Beneficially Owned (as such term is defined in the beneficial ownership table above) by Dr. Cohen-Dayag’s is 1,059,872.

We now seek shareholder approval for a salary increase, an annual cash bonus plan, an annual equity award plan and a special equity grant (for each of these components, separately) as specified below to Dr. Anat Cohen-Dayag, our Chief Executive Officer, following the approval of such compensation items by our Compensation Committee in its meetings held on March 30, 2023 and August 1, 2023 and by the Board in its meetings on May 11, 2023 and August 3, 2023.

Salary Increase

Our Compensation Committee and the Board have resolved to approve, subject to the approval of our shareholders, an adjustment to the gross monthly base salary paid to Dr. Cohen-Dayag in her position as the Company’s Chief Executive Officer, so that her gross monthly base salary will be increased to NIS 150,000 (approximately $41,760 according to the Representative Rate), effective as of March 1, 2023, reflecting an increase of approximately 4% per year over the last three (3) years, in line with Company’s average workforce increases over the same period.

When approving the above-mentioned adjustment to the base salary of our Chief Executive Officer, our Compensation Committee and Board of Directors considered the Company’s performance under Dr. Cohen-Dayag’s leadership, the scope of her responsibilities, the business challenges the Company faces, her experience and qualifications and the fact that her salary has not been increased since 2020 (and taking into account the fact that that since March 2020 through June 2023 the Israeli consumer price index increased by approximately 10%). Further, the members of our Compensation Committee also examined the compensation paid to other Chief Executive Officers within our Peer Group, which showed that the monthly base salary proposed for Dr. Cohen-Dayag in her position as the Company’s Chief Executive Officer, is within the median of the Peer Group.

The Compensation Committee and Board also reviewed the compensation provided to other executive officers of the Company, as well as other relevant information and materials presented to them. The Compensation Committee and Board have analyzed all relevant factors and considerations required under our Compensation Policy and the Companies Law, including the responsibilities and duties of Dr. Cohen-Dayag in her position as the Company’s Chief Executive Officer.

The Compensation Committee and Board believe that the Company’s current Chief Executive Officer, Dr. Cohen-Dayag, is the most appropriate person to be leading the Company during this challenging time and that her unique knowledge of both the Company’s technology and the market in which the Company operates makes her a very valuable asset for the Company. When evaluating Dr. Cohen-Dayag’s expected contribution and the importance of retaining her in order to support the future growth of the Company and continuance of the Company’s existing strategy, the Compensation Committee and the Board have also considered her different compensation components vis-à-vis the Peer Group, and took into consideration, among other things, that the value of her total compensation following the proposed changes specified in this Item No. 3 is within the median of the Peer Group and is below the average of the Peer Group.

All of the considerations listed above, collectively, the “Compensation Committee and Board Considerations.”

The proposed increase in the gross monthly base salary of Dr. Cohen-Dayag in her position as the Company’s Chief Executive Officer is consistent with the Compensation Policy.

Annual Cash Bonus Plan through 2026 (inclusive)

As part of the Company’s forward-looking strategic plans, our Compensation Committee and Board believe that it is appropriate to create for Dr. Cohen-Dayag, our Chief Executive Officer, an annual cash bonus plan structure that awards annual achievements and that is aligned with the Company’s forward-looking strategy. The terms of Dr. Cohen-Dayag’s annual cash bonus plan for the years 2021, 2022 and 2023 are described above. With the upcoming expiration of the existing annual cash bonus plan, our Compensation Committee and Board wish to set an annual cash bonus plan for Dr. Cohen-Dayag for the years 2024, 2025 and 2026. Such annual cash bonus plan shall include annual measurable objectives that will be set in advance for any of the said years by our Compensation Committee and Board from a list of approved objectives (significant objectives relating to the progress of clinical trials, progress of pipeline products, operational, financial and business targets and any additional significant objectives determined by the Compensation Committee and the Board as derived from the Company’s annual work plan and strategy) and may also include discretionary components. The Compensation Committee and the Board will determine, with respect to each of the relevant years, the target and maximum annual cash bonus, as well as the related objectives and their related weights, including applicable thresholds, and the formula for calculating the annual cash bonus payment to be granted to Dr. Cohen-Dayag, all in accordance with the guidelines set forth below. The Compensation Committee and the Board believe that disclosure of the specific objectives set for the annual cash bonus and their score, may adversely affect the Company, as such objectives are based on very sensitive business information of the Company and on its strategic plans.

Target, Maximum Annual Cash Bonus and Eligibility; The annual cash bonus amount that Dr. Cohen-Dayag will be entitled to upon achievement of 100% of her objectives, as shall be determined by the Compensation Committee and Board for each of the relevant years, i.e., her target annual cash bonus, will be up to six (6) monthly base salaries. For each relevant year, the annual cash bonus formula will include an over achievement opportunity designed to encourage her to reach exceptional achievements, pursuant to which the maximum payment with respect to each calendar year shall be 150% of the target bonus determined by the Compensation Committee and the Board for such year (i.e., nine (9) monthly base salaries if the target bonus is set at six (6) monthly base salaries). This proposed annual target cash bonus and the maximum payment bonus remain the same as under Dr. Cohen-Dayag’s current bonus plan (i.e., six (6) and nine (9) monthly base salaries, respectively), and the actual payments will be determined linearly based on her performance score for each year. It is noted that the proposed bonus plan sets a target annual bonus at up to six (6) monthly base salaries, while the Amended Policy allows for nine (9) monthly base salaries (and thirteen and a half (13.5) monthly base salaries in case of over achievement).

If less than 50% of the applicable measurable objectives set for a certain year are achieved, Dr. Cohen-Dayag will not be entitled to any annual cash bonus for such year.

Dr. Cohen-Dayag shall be eligible to receive the annual cash bonus for each of the years 2024, 2025 and 2026 under the framework set forth herein, subject to her continuous employment as the Company’s Chief Executive Officer through the last day of the calendar year with respect to which the annual cash bonus is to be paid.

Objectives; The objectives and weights of the annual cash bonus of Dr. Cohen-Dayag for each of the calendar years 2024, 2025 and 2026 shall be determined in advance by the Compensation Committee and the Board for each year, pursuant to the following guidelines:

	Weight	Objectives
Measurable Objectives	80%-100%*
For any calendar year, the Compensation Committee and the Board will set at least two (2) measurable criteria and the relative weight of each criterion. These measurable criteria may include, inter alia, significant objectives relating to the progress of clinical trials, progress of pipeline products, operational, financial and business targets and any additional significant objectives determined by the Compensation Committee and the Board as derived from the Company’s annual work plan and strategy.

Non-measurable Objectives	Up to three (3) monthly base salaries	Non-measurable components

* Notwithstanding the said percentage and in compliance with the Companies Law and the Amended Policy, the Compensation Committee and the Board of Directors may determine with respect to our Chief Executive Officer that up to three (3) monthly base salaries will be based on non-measurable criteria as determined herein.

Our Compensation Committee and Board believe that the proposed annual cash bonus targets and respective maximum bonus payments reflect an appropriate level of cash compensation incentive for our Chief Executive Officer, considering the benchmark information relating to the value of the annual cash bonus and taking into account her expertise, experience, value and importance to the Company and its future plans, success, growth and profitability. It also suitably links between pay and performance and aligns Dr. Cohen-Dayag’s interests with those of the Company and its shareholders.

When considering the proposed annual cash bonus plan for our Chief Executive Officer, the Compensation Committee and Board took into account numerous factors, including the Compensation Committee and Board Considerations. With respect to comparable benchmark information, the data of our Peer Group showed that the annual cash bonus target proposed to Dr. Cohen-Dayag is within the average and the median of the Peer Group.

Subject to receipt of shareholder approval to the annual cash bonus plan, the Compensation Committee and the Board will determine, subject to the terms herein, without the need for further shareholder approval, the actual annual cash bonus payments to be paid, if any, to Dr. Cohen-Dayag, for each of the years 2024, 2025 and 2026.

The proposed annual cash bonus plan for Dr. Cohen-Dayag is consistent with the Compensation Policy.

Annual Equity Award Plan through 2026 (inclusive)

As part of the Company’s forward-looking strategic plans, our Compensation Committee and Board believe that it is appropriate to set an annual equity award plan for our Chief Executive Officer that is aligned with the Company’s forward-looking strategy. The terms of Dr. Cohen-Dayag’s annual equity award plan for the years 2021, 2022 and 2023 are described above. With the upcoming expiration of the existing annual equity award plan, our Compensation Committee and Board wish to set an annual equity award plan for Dr. Cohen-Dayag for the years 2024, 2025 and 2026.

Accordingly, and in line with the limitations set forth in our Amended Policy with respect to equity-based compensation, it is proposed to approve an annual equity award plan for the Company’s Chief Executive Officer pursuant to which Dr. Cohen-Dayag shall be granted options to purchase up to 300,000 Ordinary Shares for each of the calendar years 2024, 2025 and 2026 (the “Equity Framework”), as shall be determined by the Compensation Committee and the Board with respect to each calendar year. The Compensation Committee and the Board may nevertheless determine that as part of an annual equity grant, they may issue Other Equity. For the purpose of demining the applicability of the Equity Framework to Other Equity, Other Equity shall be given a “double weight” relative to options, so that each unit of Other Equity will be equal to two (2) option units. For illustration purposes, if the Compensation Committee and Board approve an annual equity grant to Dr. Cohen-Dayag of 40,000 options and 30,000 RSUs, then for the purpose of determining whether such grant is within the Equity Framework, the 30,000 RSUs will be given a weight of 60,000 units and the 40,000 options will be counted as 40,000 units, comprising an aggregate of 100,000 units which is within the Equity Framework. In any event, at least 30% of the value of any annual equity award to Dr. Cohen-Dayag shall be based on either (i) options granted with fair market value exercise price; or (ii) Other Equity which vesting is based on both time and performance criteria, as may be determined by the Compensation Committee and Board.

Additionally, the Equity Framework shall be subject to any additional limitation set in the Amended Policy (including the amended Annual Threshold therein).

The value of the maximum award permitted under the suggested Equity Framework, made in options, assuming the maximum options were granted on August 3, 2023, is estimated at $225,000.

In order to align such equity grants and their terms (including the exercise price of the options and the vesting periods) with the annual grants of equity to employees and other Office Holders for whom shareholder approval is not required, the annual equity awards to Dr. Cohen-Dayag under the Equity Framework will be approved by the Board on the date on which it approves the respective year’s annual equity grants to other Office Holders.

Each annual equity grant awarded under the Equity Framework will vest over a four-year period as follows: 25% will vest on the last day of the quarter one (1) year from the date of grant and an additional 6.25% will vest on the last day of each quarter thereafter for the next thirty-six (36) months.

The options granted under the Equity Framework will have an exercise price equal to the closing price of the Company’s shares on Nasdaq on the last trading day prior to the approval of each year’s grant by the Board.

The options and Other Equity to be granted each year to Dr. Cohen-Dayag will generally expire 10 (ten) years after their grant date and shall be subject to the terms and conditions of the 2010 Plan, or any other equity-based incentive plan that the Company may adopt in the future and pursuant to which these equity awards would be granted, and to the terms of the agreements/notices for the grant of such options/equity awards signed between the Company and Dr. Cohen-Dayag. If applicable, these equity awards will be granted through a trustee under Section 102 of the Tax Ordinance (Capital Gains Route).

Unless otherwise stated herein or in our 2022 Form 20-F under “Item 6. Directors, Senior Management and Employees - B. Compensation - Compensation to our President and Chief Executive Officer”, all provisions applicable to the options previously granted to Dr. Anat Cohen-Dayag as specified above (see under Background; Chief Executive Officer’s Current Terms of Employment) shall apply to all options and Other Equity to be granted to her pursuant to this Item, mutatis mutandis, provided that all vested options and Other Equity (to the extent applicable) granted to Dr. Cohen-Dayag under the Equity Framework shall have a one-year exercise term following the termination of her employment as the Company’s Chief Executive Officer, other than in the event of termination for “cause” (as defined in her employment agreement as shall be in effect from time to time) as the Compensation Committee and Board deemed it advisable to offer an extended exercise period of one-year for vested options and Other Equity granted to Dr. Cohen-Dayag under this Item in order to offer Dr. Cohen-Dayag, who is an insider of the Company, a fair opportunity to exercise her vested options and Other Equity (to the extent applicable) after she ceases to hold any material non-public information.

In addition to the foregoing, and not as part of the Equity Framework, Dr. Anat Cohen-Dayag will be entitled to participate in any employee share purchase plan(s) that may be adopted by the Company from time to time after the Meeting and until the end of 2026, as long as the fair market value of the benefit provided to her under such employee share purchase plan(s) (determined by the Company at the beginning of the respective offering period) in any given twelve (12) month period does not exceed ten percent (10%) of her annual base salary.

It is noted that the maximum amount of equity awards that may be awarded to Dr. Cohen-Dayag under the proposed equity plan, in each of 2024, 2025 and 2025, is twice the number of options actually granted to her during each of the years 2021 through 2023. However, when considering the proposed annual equity award plan for our Chief Executive Officer, the Compensation Committee and Board of Directors took into account numerous factors, including the Compensation Committee and Board Considerations, the effectiveness of Dr. Cohen-Dayag’s outstanding vested and unvested equity from a retention perspective, the potential decrease in the value of future option awards, due to the decrease in the Company’s share price and the fact that the proposed annual equity award plan is below the average and median of the Peer Group, based on the Company’s closing share price on August 2, 2023. In addition, the Compensation Committee and Board determined that the proposed Equity Framework suitably links pay to performance, aligns our Chief Executive Officer’s interests with those of the Company and its shareholders over the long term and encourages balanced risk management, taking into account that the value of the cap set under the proposed equity plan is tied to the Company’s share price.

Current Status of Equity Holding. As of August 3, 2023 (following the 2023 annual grant), Dr. Cohen-Dayag holds options to purchase a total of 1,390,000 Ordinary Shares. Out of the said options: (i) options to purchase 1,003,750 Ordinary Shares, with a weighted average exercise price of $6.23 per share, were exercisable as of August 3, 2023; and (ii) options to purchase 386,250 Ordinary Shares, with a weighted average exercise price of $4.48 per share, had not vested as of August 3, 2023. Of the 386,250 unvested options on August 3, 2023, options to purchase 48,750 Ordinary Shares, 159,375 Ordinary Shares, 103,125 Ordinary Shares, 46,875 Ordinary Shares and 28,125 Ordinary Shares are expected to vest during 2023, 2024, 2025, 2026 and 2027, respectively. These options were granted under the 2010 Plan.

Special Equity Grant

Equity-based compensation is generally designed to align Office Holders’ interests with the long-term interests of shareholders and to incentivize Office Holders to create long-term economic value for the Company. Considering the nature of the Company’s field, it is the view of the Compensation Committee and the Board of Directors that the Company’s Office Holders generally, and the Chief Executive Officer, specifically, should be incentivized to pursue innovative thinking, as well as realize key strategic opportunities, which will create long-term economic value for the Company and that equity-based compensation can further help achieve this goal.

In each of 2021 and 2022, the Company issued to Dr. Anat Cohen-Dayag, 150,000 options with an exercise price per share of $6.45 and $3.24, and a total value of $550,560 and $294,630, respectively (for assumptions and key variables used in the calculating the equity value for 2021 and 2022, please see Note 2n to our 2022 Form 20-F).

The value of the 150,000 option granted to Dr. Anat Cohen-Dayag on August 3, 2023 together with the value of the additional 150,000 options for which we seek shareholder approval herein (assuming the additional options would have been granted on August 3, 2023) is esimated at $225,000.

In light of the aforesaid and in view of the proposed amendment to the Compensation Policy that allows for the issuance of a greater number of equity-based compensation to the officers of the Company and in light of the decrease in the value of the options compared to prior years, the Compensation Committee and the Board of Directors wish to grant Dr. Anat Cohen-Dayag an additional one-time 150,000 options during 2023 with the objective of maintaining an appropriate level of compensation sufficient to provide a strong enough retention incentive in line with comparable companies.

The grant date of the said 150,000 options will be the day of the Meeting with an exercise price equal to the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to the Meeting.

Unless otherwise stated herein, all provisions applicable to the options to be granted to Dr. Anat Cohen-Dayag as specified above, such as vesting, term and others (see under Annual Equity Award Plan through 2026 (inclusive)) shall apply to the said options.

It is proposed that the following resolutions be adopted at the Meeting:

(i)	“RESOLVED that the gross monthly base salary of Dr. Cohen-Dayag in her position as the Company’s Chief Executive Officer be increased to NIS 150,000, effective as of March 1, 2023;”

(ii)
“RESOLVED, that the annual cash bonus plan for the years 2024, 2025 and 2026 to Dr. Anat Cohen-Dayag in her position as the Company’s Chief Executive Officer, as described in this Item 3, be, and hereby is, approved;”

(iii)
“RESOLVED, that the annual equity award plan for the years 2024, 2025 and 2026 and the employee share purchase plan for the year 2024, 2025, and 2026 to Dr. Anat Cohen-Dayag in her position as the Company’s Chief Executive Officer, as described in this Item 3, be, and hereby are, approved;” and

(iv)
“RESOLVED, that the grant of options to purchase an additional 150,000 Ordinary Shares to Dr. Anat Cohen-Dayag in her position as the Company’s Chief Executive Officer, for 2023 pursuant to the terms described in this Item 3, be, and hereby are, approved.”

Each of the resolutions ((i) through (iv) above) will be voted upon separately at the Meeting.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System is required for the approval of all of our Chief Executive Officer’s compensation items - the salary increase, annual cash bonus plan and equity arrangements and 2023 additional option grant; provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two (2) percent of the aggregate voting rights in the Company.

Please see Item 2 above for the definitions of the terms “controlling shareholders” and “personal interest.”

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. If you do not mark whether you are, or are not, a controlling shareholder or have a personal interest in this proposal, you will be deemed to be a controlling shareholder and/or have a personal interest in this proposal.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 4

Approval of certain amendment to the Articles of Association of the Company

Background

Following a judicial decision in Delaware validating and enforcing federal forum selection provisions and subsequent requests by insurers, many companies have adopted a forum selection clause. These clauses require certain claims to be litigated in a specific forum, in order to reduce the resources invested in potential litigation, limit forum shopping and increase outcome predictability, provide for efficiencies in managing the procedural aspects of securities litigation, and lower the risk that the outcome of cases in multiple jurisdictions would be inconsistent with each other.

Currently, our Articles do not include forum selection provisions. Our Board of Directors has considered the appropriateness of a forum selection clause and has approved the adoption of certain forum selection provisions to be in the best interests of the Company and its shareholders and recommend that the Company shareholders approve the forum selection provisions, by the addition to our Articles of new Article 75, such that following such addition, our Articles will be in the form attached hereto as Exhibit B.

The proposed amendment requires that claims under the U.S. Securities Act of 1933, as amended, be litigated in U.S. federal district courts and all intra-corporate disputes under Israeli law be litigated in the State of Israel, where the Company is incorporated. The Israeli courts have developed considerable expertise in dealing with corporate law issues involving Israeli companies. Our Board believes such provisions will preserve the most reasonable, professional and fair forum for all parties to resolve any potential dispute.

The proposed provisions are not being proposed in anticipation of any specific litigation or transaction, and the amendment will only regulate the forum in which shareholders may file specific types of claims. It does not restrict the ability of our shareholders to bring such claims, nor does it affect the remedies available if such claims are successful.

Moreover, the Company will retain the ability to consent to an alternative forum in circumstances where the Company determines that its interests and those of its shareholders are best served by permitting a particular dispute to proceed in such a forum.

Amendment to our Articles

Now our shareholders are being asked to approve the amendment described above.

The Articles, including the proposed amendment reflected by the addition of new Article 75, are attached hereto as Exhibit B.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to amend and restate the Company’s Articles to reflect the amendment set forth in Exhibit B attached hereto.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 5

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that an independent auditor of the Company shall be appointed at the annual general meeting of shareholders of the Company.

General

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), is hereby being nominated for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023, and until the next annual general meeting of shareholders.

KFGK has served as the Company independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of KFGK, and have approved and are recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and until the next annual general meeting.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2022 and 2021 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to KFGK for the services rendered in the fiscal years ended December 31, 2022 and 2021:

	2022	2021
Audit Fees	$163,000	$133,000
Audit Related Fees	$10,000	$25,000
Tax Fees	$4,500	$4,500
All Other Fees	$2,500	$2,500
Total	$180,000	$165,000

“Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy and consents with respect to registration statements filed with the SEC;

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax advice and tax planning which in years 2021 and 2022 were consultancy relating to withholding tax on payments to foreign suppliers and annual Israeli tax reports; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in accordance with the volume and nature of its services.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

DISCUSSION REGARDING THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2022

At the Meeting, you will also have an opportunity to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2022.  This item will not involve a vote of the shareholders.

Our 2022 consolidated financial statements, as well as our Annual Report on Form 20-F for the year ended December 31, 2022 (filed with the SEC on February 28, 2023), may be viewed on our website at https://ir.cgen.com/overview/default.aspx through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il. None of the audited consolidated financial statements, 2022 Form 20-F or the contents of our website forms part of the proxy solicitation material.

By Order of the Board of Directors, /s/ Paul Sekhri Paul Sekhri Chairman of the Board Holon, Israel August 7, 2023

Exhibit A
Compugen Ltd.
Amended and Restated Compensation Policy

Compugen Ltd.

Compensation Policy for Directors and Officers
(Revised and Restated September ~~16~~20, 202~~0~~3)

1.	General

This Compensation Policy outlines the philosophies and principles pursuant to which Compugen Ltd. (the “Company”) will compensate its directors, chief executive officer (“CEO”) and other “office holders”, as such term is defined in the Israeli Companies Law, 5759-1999 (“Office Holders” and the “Companies Law”, respectively).

This Compensation Policy is intended to meet the requirements of applicable law and will be periodically reviewed by the Compensation Committee of the Company’s Board of Directors, or any other committee of the Board assuming the responsibilities of the Compensation Committee (the “Compensation Committee” or the “Committee” and the “Board”, respectively) and the Board in order to ensure that the provisions hereof and their implementation meet legal requirements and the Company’s business needs.

Nothing in this Compensation Policy shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by the Companies Law.

The term “officer”, as used in this Compensation Policy, includes all Office Holders other than directors. However, to the extent the chairman of the Board is an active chairman (an “Active Chairman”), or to the extent there are other directors who also hold management positions (each an “Executive Director”), the term “officer” shall also refer to such Active Chairman or other Executive Directors.

Any amendment to this Compensation Policy shall require the approvals as set forth in the Companies Law.

2.	Philosophy and Objectives

The Company’s Compensation Policy is structured to attract and retain the highest caliber talent, reward strong performance and align incentives with the creation of long-term shareholder value, taking into account the Company’s size and nature of its activities, and ensuring that the Company’s Office Holders are not incentivized to take excessive risks that may be detrimental to shareholder value in the long-term.

Taking into account the Company’s nature as a world-wide innovative therapeutic discovery and development company, in early stages of drug development, the Compensation Policy is also designed to achieve the following:

•	Motivate our Office Holders to pursue the Company’s strategic opportunities while effectively managing the risks and challenges inherent to a biotechnology company.

•	Improve business results and strategy implementation, and support the Company’s work-plans, from a long-term perspective.

•	Incentivize Office Holders to create long-term economic value for the Company.

•	Create a clear line-of-sight between officers’ compensation and both Company-wide and individual performance.

The Company draws upon a pool of talent that is highly sought after by large and established global pharmaceutical and biotechnology companies as well as by other life science companies and high tech, which operate both within and outside the Company’s geographic areas. Compugen believes it must offer a compensation package to all of its Officer Holders, as well as its other employees, that is competitive with the companies from whom it may recruit.

Additionally, the Company values integrity, honesty, ethical conduct and fairness, and views them as an essential part of its compensation philosophy.

3.	Officers’ Compensation Package Components

Officers’ compensation packages will generally be comprised of the following elements:

a.	Base Salary

b.	Cash Bonuses

c.	Equity-based Compensation

d.	Benefits and Perquisites

Compugen Ltd. • 26 Harokmim Street, Holon 5885849 Israel Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

e.	Termination Payments

The “mix” of the elements that will be provided to each officer will be structured in order to compensate officers for Company-wide and individual performance and align their interests with shareholder interests, while recognizing that the mix may vary from period to period and from officer to officer and the fact that given its nature as a world-wide innovative therapeutic discovery and development company, in early stages of drug development, the Company may, from time to time, see fit to incentivize its officers to pursue innovative thinking, persistent drive to success and riskier strategies, which may create long-term economic value for the Company.

Accordingly, the actual compensation mix during any given period may deviate substantially from any previous or subsequent period and significantly, cash bonuses and/or equity-based compensation may not be granted at all during certain periods.

3.1.	Determining Officers’ Compensation

When determining officers’ compensation, the following will be considered, in addition to the principles, philosophies and objectives mentioned above:

•	The officer’s position, scope of responsibility and business challenges.

•	The officer’s skills, professional experience, education and qualifications.

•	The officer’s performance results and accomplishments.

•	The officer’s previous compensation arrangements and seniority.

•	Paying officers equitably relative to one another based on their position, responsibilities, location, education, experience, qualifications, performance results and accomplishments.

•
The relationship between the officer’s compensation package and the compensation of the Company’s other employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company.

In addition, the Company may, from time to time, review its compensation practices in comparison with those of companies in similar businesses and fields (e.g., high-tech and biotech), of similar size (e.g., in terms of market value, shareholder equity and number of employees) and stage of development, as well as with those of companies in relevant locations and/or which compete with the Company for similar talent.

3.2.	Base Salary

Base salaries are a fixed compensation element which provides compensation to an officer for performance of his or her duties and responsibilities. Base salaries will be initially negotiated and generally set forth in officers’ employment or service agreements, taking into consideration the matters set forth in Section 3.1 above (Determining Officers’ Compensation), as applicable.

Possible adjustments to officers’ base salaries may be periodically reviewed, considered and approved based on considerations applied for initially determining an officer’s base salary.

Officers may be granted a one-time cash or equity award (or a mix thereof) upon recruitment or promotion which shall not exceed, in terms of value, 100% of an officer’s annual salary cost. The term “annual salary cost”, as used in this Compensation Policy, includes (i) an officer’s annual base salary; (ii) the Company’s contributions to pension/retirement savings (including on account of severance), study fund, social security and health insurance; (iii) car or travel related expenses; (iv) cellular phone; (v) recreation/convalescence pay and (vi) any other benefits that are mandated by applicable law or that are generally acceptable in the applicable employment market.

3.3.	Cash Bonuses

Officers may be granted annual and/or special cash bonuses (“Annual Cash Bonuses” and “Special Cash Bonuses”, respectively), subject to the provisions set forth below.

3.3.1.	Annual Cash Bonuses

Annual Cash Bonuses are designed to promote the Company’s business results, strategy and work-plan, from a long- term perspective, by rewarding its officers for achieving the Company’s goals and for their individual performance.

The parameters for payment of the Annual Cash Bonus, as well as any relevant criteria may be determined in employment or service agreements, and may also be determined with respect to one year or more.

To the extent not otherwise determined, subsequently or concurrently with the approval of the budget with respect to any calendar year, the Company shall determine, to the extent required to do so by the Companies Law, following recommendation of the CEO (and, with respect to the CEO, following the recommendation of the chairman of the Board and with respect to the Active Chairman and any other Executive Director, if any, following recommendation of the Compensation Committee), each officer’s annual cash target bonus, granted for the achievement of 100% of his target objectives (“Annual Target Cash Bonus”) and maximum Annual Cash Bonus, as well as each officer’s objectives and related weights, including applicable thresholds, caps and the formula for calculating the Annual Cash Bonus with respect to such year, including multipliers, accelerators and decelerators to correlate each officer’s payments with his actual achievements. Objectives: between 30% and 60% of the Annual Cash Bonus will be based on Company-wide measurable criteria. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect to each calendar year, provided that at least two measurable criteria will be set by the Compensation Committee and the Board for any calendar year. These measurable criteria may include, inter alia, significant objectives relating to the progress of clinical trials, progress of pipeline products, operational, financial and business targets, and any additional significant objectives determined by the Compensation Committee and the Board derived from the Company’s annual work plan and strategy (“Company Objectives”) and between 20% and 55% of the Annual Cash Bonus will be based on performance relevant to the officer’s specific area of responsibility (e.g., product research and discovery, product development of discovery capabilities, unit efficiency, etc.) (“Individual Objectives”). Both Company Objectives and Individual Objectives may combine quantitative and qualitative goals, provided that, to the extent required by the Companies Law, there is a clear and measurable index for each goal.

With respect to the CEO, the Active Chairman and any other Executive Director, if any, between 80% and 100% of the Annual Cash Bonus will be based on Company Objectives, due to such persons’ direct line-of sight and impact on Company-wide performance, provided, that notwithstanding the foregoing and in compliance with the Companies Law, the Compensation Committee and the Board of Directors may determine with respect to the CEO that up to three (3) monthly base salaries will be based on non-measurable criteria as determined thereby.

The Company may modify the objectives and their related weights and any thresholds during the calendar year in response to special or unaccounted for events.

Discretionary Component: A non-substantial portion of up to 20% of the Annual Cash Bonus for each year may be based on non-measurable criteria. If and to the extent permissible pursuant to the Companies Law, our Compensation Committee and our Board of Directors may increase the portion of the Annual Cash Bonus that is based on non- measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50% and with respect to the CEO for up to three (3) monthly base salaries. Such non-measurable criteria may be determined by our CEO with the approval of our Compensation Committee and our Board of Directors.

Cap: The Annual Target Cash Bonus of each officer shall not exceed six (6) monthly base salaries, or with respect to the CEO, the Active Chairman and any other Executive Director, if any, nine (9) monthly base salaries.

The maximum Annual Cash Bonus for each Office Holder in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 150% of such Office Holder’s Annual Target Cash Bonus. The Company may determine that with respect to any specific year, all or any particular officer or officers shall not be entitled to an Annual Cash Bonus. The Committee and the Board may also reduce or cancel any payment under the Annual Cash Bonuses in circumstances which the Committee and the Board deem it to be appropriate.

Adjustment to the targets of the Company Objectives and/or the Individual Objectives may be made, when applicable, following acquisitions, mergers, execution of a material collaboration or advanced partnered program or a significant change in the Company’s business environment.

3.3.2.	Special Bonuses

In addition to the Annual Cash Bonus, our Compensation Committee and Board may, to the extent they deem it is required, grant an officer a Special Bonus in cash or equity (or a mix thereof) either under special circumstances, or for special contributions, achievements, assignments or a change of control. Such bonuses are intended to enable the Company to adapt to unexpected or unaccounted for events or occurrences and to strengthen the Company’s ability to compete in a dynamic business environment. The conditions for receipt of such Special Bonus and the method of calculation thereof will be determined by the Committee and the Board in advance.

The Committee and the Board may also, in their sole discretion, grant a Special Bonus for significant or extraordinary achievements or efforts that produced an exceptional result.

Cap: The maximum value of the total Special Bonuses paid to an officer with respect to any calendar year, will not exceed 6 (six) monthly base salaries.

3.4.	Equity-based Compensation

Equity-based compensation is generally designed to align officers’ interests with the long-term interests of shareholders and to incentivize officers to create long-term economic value for the Company.

Considering its nature as a world-wide innovative biotechnology company, focused on research and development, it is the Company’s view that its officers should be incentivized to pursue innovative thinking, as well as realize key strategic opportunities, which will create long-term economic value for the Company.

The Company may offer various other types of equity-based compensation vehicles (e.g., options, performance shares, restricted shares, restricted share units, performance share units, phantom shares, employee share purchase plan, etc.), as well as a mix between such vehicles. When determining the types of equity-based vehicles and the mix between them, if any, the Company will consider among other things, the types of equity-based awards then available to the Company and the balance between aligning officers’ and shareholders’ interests and the Company’s risk management policy at the time.

Equity-based awards will generally be granted on an annual basis. In certain circumstances, awards may be made on an ad hoc basis.

The passage of time will generally be a sufficient criteria for the vesting of equity-based awards, but additional criteria may be determined, whether generally or with respect to specific grants, specific individuals or otherwise. Options shall be issued with an exercise price not below the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to the date of issuance thereof (and with respect to issuance of options which is subject to shareholder approval, as approved by the shareholders) (“FMV” and “FMV Options”).

Company shall not effect, without shareholder approval, any repricing of awards to Office Holders (except as applicable in connection with an equitable adjustment or a change of control).

In addition, at least 30% of the value of any annual equity award to officers, will be granted in FMV Options or in other form(s) of equity which vesting is based on both time and performance criteria, as may be determined by the Compensation Committee and Board. This restriction shall not apply if the total value of the annual award is lower than US$100,000. Equity-based awards will be granted pursuant to the Company’s 2010 Share Incentive Plan and/or any other equity-based incentive plan that the Company may adopt in the future, subject to the availability thereunder, and generally on the terms provided for therein and as determined by the Company, provided that any equity-based award to officers, except for awards under employee share purchase plan, must vest not less than a minimum period of three

(3) years from the date of grant and shall include a maximum exercise period of ten years from the date of grant.

Until otherwise determined, and to the extent legally available and applicable, equity-based awards to officers who are subject to Israeli taxation will be granted through a trustee pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Income Tax Ordinance”), under the capital gains route.

The Company shall have the discretion to provide, generally or for specific officers, for the accelerated vesting of equity- based awards upon a change of control of the Company or upon termination of service or employment of the officer, and may extend the exercise period of equity-based awards beyond those generally applicable pursuant to the relevant plan, provided such extension does not extend beyond ten years from the date of grant. With respect to the terms of officers who may join the Company in the future, only “double trigger” vesting acceleration mechanisms shall be permitted.

Any one or more equity awards granted to an officer in a single calendar year (referred to collectively as an “Annual Grant”), shall be subject to the vesting periods set forth above and to the following thresholds: (i) with respect to an Annual Grant of awards with an exercise price equal at least to the FMV, the portion of such Annual Grant that is scheduled to vest in any year following the grant date, shall not exceed ~~0.06%~~ 0.09% of the issued and outstanding share capital of the Company on the date of grant (the “Annual Threshold”); (ii) with respect to an Annual Grant of RSUs or other equity awards, the Annual Threshold shall be reduced by 50% (i.e., ~~0.03%~~ 0.045% of the issued and outstanding share capital of the Company on the date of grant); and (iii) with respect to an Annual Grant that combines both types of equity awards (i.e., equity awards with an exercise price equal to FMV and RSUs or other equity awards), the Annual Threshold shall be calculated, on a pro rata basis, to give effect to the relative portion of each type of equity awards.

The Annual Threshold under this Section 3.4, shall be subject to an additional maximum cap, which is based on a market capitalization of US$ ~~3~~2 billion (i.e. if Company’s market capitalization exceeds US$ ~~3~~2 billion, the permitted dilution threshold for any equity awards shall be adjusted downwards to the number of awards reflecting the maximum Annual Threshold at a market capitalization of US$ ~~3~~2 billion).

The Company may from time to time consider determining a cap for the exercise value of equity awards.

3.5.	Benefits and Perquisites

Benefits and perquisites are designed to supplement cash and equity compensation and provide officers with additional terms generally acceptable in the workforce, in order to enable the Company to attract and retain qualified people in a competitive market. In addition, certain benefits and perquisites (e.g., pension, vacation and sick pay) are mandated by applicable law.

The cost to the Company of all benefits and perquisites (other than the cost of termination related benefits which are dealt with separately below and the cost of benefits associated with relocation) to any particular officer that are not mandated by law shall not exceed with respect to any particular calendar year, 30% of such officer’s annual salary cost.

In the event of relocation of an officer to another geography, the benefits provided will include customary benefits associated with such relocation (such as travel, housing and shipping allowances, healthcare and children’s education) and may exceed 30% of the officer’s annual salary cost.

The CEO shall be entitled to determine that non-material changes (i.e. not exceeding an amount equal to two monthly base salaries for any calendar year) may be made to the terms of the benefits and perquisites, but not to the base salary or variable components, of all officers reporting, directly or indirectly, to the CEO, without seeking the approval of the Compensation Committee.

3.6.	Termination Payments

Termination payments are generally intended to comply with applicable laws and to provide compensation to officers in the event of termination, including voluntary termination in circumstances which would not entitle the Company to terminate service or employment for “cause”.

Termination payments may be provided for in employment or service agreements. When determining termination payments, the Company will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the officer to the achievement of the Company’s goals and maximization of its profits, the circumstances of termination and the officer’s compensation during the term of service or employment.

Termination payments the Company may provide for include, but are not limited to, one or more of the following:

•
Notice period: advance notice of termination period, not to exceed three (3) months, or with respect to the CEO, the Active Chairman and any other Executive Director, if any, six (6) months. During the notice period, officers will be entitled to full compensation, including benefits, and will be required to continue work, at the discretion of the Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.

•
Change of Control: change of control events, such as mergers and acquisitions, may expose the Company and its officers to a great deal of uncertainty. By providing its officers with compensation in events of change of control, the Company reduces to some extent the personal uncertainty of its officers, and thus promotes full and impartial consideration of change of control opportunities. In light of the above, the Company may provide, in addition to any discretionary termination payments as set forth below, for the payment of up to six (6) monthly base salaries to officers in the event their service or employment is terminated during the first year following a pre-defined change of control event, including in the event of voluntarily termination.

•
Severance payment: the greater of the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law, and the amount accumulated in an officer’s pension fund and/or managers insurance and/or provident fund.

•
Discretionary (including adaptation) payments: in special cases, up to three (3) monthly base salaries, or with respect to the CEO, the Active Chairman and any other Executive Director, if any, six (6) monthly base salaries.

•
Relationship After Termination: the Company may engage an officer after the termination of his or her service or employment in a different capacity, such as a consultant, if the Company deems it appropriate due to such officer’s expertise, knowledge, experience and/or special contribution; provided that the terms of such engagement are approved according to the applicable terms of this Policy and any applicable law.

4.	Non-executive Directors

Directors who do not hold any employment or similar position with the Company and including external directors and other independent directors, if any, pursuant to the Companies Law, are referred to herein as “Non-executive Directors”.

The Company aims to provide reasonable and fair compensation to its Non-executive Directors taking into account the Company’s business environment and its values of integrity, equality and fairness.

The Company also believes that this Policy should be structured so as to allow the Company to attract and retain world- class experts who may be located either within or outside the Company’s geographic areas to serve as its directors and assist the Company in becoming a global cutting-edge bio-technology company developing first-in class therapeutics. In order to do so, Compugen believes it must be able to offer directors compensation packages competitive with those offered by companies with whom it competes for such directors. External directors, if any, shall be compensated in accordance with the Companies Regulations (Rules regarding Compensation and Expenses to an External Director), 5760-2000, as amended by the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trading on an Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (the “Compensation Regulations”), and may include equity-based compensation.

Non-executive Directors’ compensation will be comprised of the following:

A.	Cash Component:

(1)          Annual Fee: up to twice the maximum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations.

In certain circumstances, when it is required in order to attract a foreign based Non-executive Director who is an industry expert with significant global experience, or can provide the Company a significant added value that is material to the Company, the annual fee shall be capped at three times the maximum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations.

(2)          Per-meeting Fee: up to twice the maximum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations

(3)          Committee Membership Fee: The Company can decide that its Non-executive Directors, or that a certain Non- executive Director, will be entitled to an annual committee membership fee in an amount of up to US$10,000 per each committee in which such director is a member.

Any of the aforementioned fees that are paid in US dollars shall be evaluated against the NIS value of the Compensation Regulations according to a US dollar to NIS exchange rate of 3.6 NIS per each 1 US dollar.

B.
Fixed Annual Equity Grant: annual equity-based grant, with respect to a fixed number of shares of the Company and/or with a fixed value at grant. Such annual equity-based grant is intended to align Non-executive Directors’ interests with the long-term interests of the Company’s shareholders. Equity-based grants shall be pursuant to the Company’s 2010 Share Incentive Plan and/or any other equity-based incentive plan that the Company may adopt in the future, subject to availability thereunder and generally on the terms provided for therein. Until otherwise determined, and to the extent legally available and applicable, equity-based awards to Non-executive Directors who are subject to Israeli taxation will be granted through a trustee pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains route. In no event shall the aggregate value of fixed annual equity- based awards granted to a Non-executive Director during any calendar year, calculated as of the date of their grant, exceed 300% of such Non-executive Director’s aggregate annual, committee membership and per-meeting fees for the preceding twelve (12) months (the “Equity Cap”); provided however that the initial equity grant can be up to the higher of: (i) such director’s Equity Cap; or (ii) 60,000 Options.

Non-Executive Chairman of the Board of Directors

Annual Fee: may be up to 150% of the cap that applies to Non-executive Directors.

The residence of the Non-executive Chairman of the Board of Directors shall be taken into consideration in determining the parameters of his or her total compensation package.

Other than as specifically set forth herein all other terms of the Non-Executive Chairman of the Board of Directors shall be the same as those of that apply to other Non-executive Directors.

General Terms for Director Compensation

Applicable value added tax will be added to the above compensation in accordance with applicable law.

All directors will also be entitled to reimbursement of expenses, including for business travel, in accordance with Company policies.

To the extent applicable, the annual and per-meeting fees will be adjusted and payable in accordance with the Compensation Regulations. Pursuant to the Compensation Regulations, there are, currently, automatic adjustments in the annual and per-meeting fees based on changes in the Israeli Consumer Price Index. The Compensation Regulations also currently provide for payment of partial per-meeting fees in the event resolutions are adopted in writing or by participation through various methods of communication and also enable increased payments to directors to the extent they are “experts,” as defined in the Compensation Regulations.

Non-executive Directors’ compensation may be periodically reviewed and considered by the Company. When reviewing and considering Non-executive Directors’ compensation, the Company will consider, inter alia, Non-executive Directors’ previous compensation and the relationship between the contemplated compensation and the compensation of Company employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company. In addition, the Company will consider the residence of such Non-executive Director and the applicable local benchmark information that applies to such residence.

5.	D&O Insurance, indemnification and release

The Company will release all current and future Office Holders from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s Articles of Association (the “Articles”).

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its current and future Office Holders to the maximum extent permitted by law providing for the coverage of up to US$100 million with an annual premium reflecting market terms and not having a substantial effect on the Company’s profitability, assets or obligations, and such insurance may include coverage with respect to any public offering of shares or other securities of the Company. In addition, such insurance coverage may include “run-off” provisions covering an Office Holder’s liability following termination of service or employment. Our Compensation Committee shall be authorized to increase the coverage purchased if such increase exceeds the defined cap set forth above by up to 20% (beyond such cap) in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval, if and to the extent permitted under the Law. The CEO and/or any other person designated by him or her, shall have the authority to obtain, renew and keep in force and affect such insurance.

6.	Recoupment and reduction of Compensation

6.1.	Clawback

An Office Holder will be required to return any compensation paid to him or her, that was paid on the basis of data included in the Company’s financial statements, which turned out to be erroneous and was restated in the Company’s financial statements on or before ~~May 31~~st ~~of~~ the third year following the ~~year~~ date on ~~in~~ which the original financial statements were published, to the extent the compensation paid exceeds the compensation that would otherwise have been paid had the restated data been available at the time compensation based on such data was originally calculated.

Our Compensation Committee and Board shall be authorized, to the extent permitted by applicable law, rule or regulation, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

Our Compensation Committee and Board intend to adopt a separate clawback policy, that shall be compliant with any “clawback” or other similar provisions regarding disgorging of profits imposed on our Office Holders by virtue of applicable securities laws and/or stock-market-rules (the “Clawback Policy”), provided however, that the terms of such Clawback Policy shall be no less stringent with our Office Holders than the existing terms set forth above in this Section 6.1. No amendments to, or further corporate approvals in connection with this Compensation Policy will be required in connection with the adoption of the Clawback Policy.

6.2.	General

The Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause” or in other circumstances determined by the Company as warranting such reduction.

The Compensation Committee and our Board shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Compensation Policy, and such deviation shall be deemed to be in alignment with this Compensation Policy.

Exhibit B
Compugen Ltd.
Amended and Restated Articles of Association

Exhibit B

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF COMPUGEN LTD.
(“Articles”) September ~~19~~20, ~~2019~~2023

PRELIMINARY

1.	Company Name

The name of the Company is “Compugen Ltd.” (the “Company”).

2.	Purpose

The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, 1999 (the “Companies Law”).

3.	Interpretation

(a)
Unless the subject or the context otherwise requires: (i) words and expressions defined in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings defined therein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender; and (iv) words and expressions importing persons shall include corporate bodies.

(b)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

(c)
The specific provisions of these Articles shall supercede the provisions of the Companies Law to the extent permitted under the Companies Law. With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law shall govern.

4.	Limitation of Liability

The liability of each shareholder for the Company’s obligations is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares held by such shareholder.

SHARE CAPITAL

5.	Authorized Share Capital

The share capital of the Company is NIS 2,000,000 (two million New Israeli Shekels) divided into 200,000,000 (two hundred million) Ordinary Shares of a nominal value of NIS 0.01 each (the “Ordinary Shares”).

6.	Ordinary Shares

Ordinary Shares in respect of which all calls have been fully paid shall confer on their holders the right to attend and to vote at, General Meetings (as defined in Article 26(a) below). Subject to the rights of holders of shares with limited or preferred rights, Ordinary Shares shall confer upon the holders thereof equal rights to receive dividends and to participate in the distribution of the assets of the Company upon its winding-up, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividends are being paid or such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

7.	Increase of Share Capital

The Company may, from time to time, increase its share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as the resolution approving the creation of such shares shall provide. Except to the extent otherwise provided in the resolution creating such new shares, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

8.	Special Rights; Modifications of Rights

(a)
The Company may, from time to time, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in the resolution pursuant to which such shares are created.

(b)	(i)	If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, subject to the consent in writing of, or sanction of a resolution passed by, the holders of a majority of the issued shares of such class at a separate general meeting of the holders of the shares of such class.

(ii)	The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate general meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate general meeting shall be two or more shareholders present in person or proxy and holding not less than twenty-five percent (25%) of the issued shares of such class.

(iii)	Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, or the creation of a new class of shares identical to an existing class of shares in all respects shall not be deemed, for purposes of this Article 8(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

9.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a)	The Company may, from time to time (subject, however, to the provisions of Article 8(b) hereof and to applicable law):

(i)	consolidate and divide any or all of its issued or unissued share capital into shares of larger nominal value than its existing shares;

(ii)
subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

(iii)
cancel any shares, which at the date of the adoption of such resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv)	reduce its share capital in any manner, subject to any authorization or consent required by law.

(b)
With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the board of directors of the Company (the “Board” or the “Board of Directors”) may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii)	allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)	redeem, in the case of redeemable shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)
cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub- Article 9(b)(iv).

SHARES

10.	Issuance of Share Certificates; Replacement of Lost Certificates

(a)
Share certificates shall bear the stamp or seal of the Company and shall bear the manual or printed signature of a member of the Board of Directors (a “Director”) and/or of any other person or persons authorized thereto by the Board of Directors. In the event that any Director or such other authorized person who has signed or whose printed signature has been placed upon a certificate shall have ceased to be such Director or authorized person before such certificate is issued, it may be issued by the Company with the same effect as if it were such Director or authorized person at the date of issue.

(b)
Each shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares.

(c)
A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register (as defined in Article 24(a) below) in respect of such co- ownership and such delivery shall be deemed sufficient delivery to all co-owners. The Company shall not be obligated to issue more than one share certificate to the joint holders.

(d)
If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors deem fit.

11.	Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person and the Company shall not be bound by or required to recognize any equitable, contingent, future or partial interest in any shares or any right whatsoever in respect of any shares other than an absolute right in the entirety thereof to the registered holder.

12.	Allotment of Shares

The authorized and unissued shares shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and at such times, as the Board of Directors may deem fit, and the power to give to any person the option to acquire from the Company any shares, during such time and for such consideration as the Board of Directors may deem fit.

13.	Payment in Installments

If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share or the person(s) entitled thereto.

14.	Calls on Shares

(a)
The Board of Directors may, from time to time, make such calls as it may think appropriate upon shareholders in respect of any sum unpaid in respect of shares held by such shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

(b)
Notice of any call shall be given in writing to the shareholder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made; provided however, that before the time for any such payment, the Board of Directors may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place. In the event of a call payable in installments, only one notice thereof need be given.

(c)
If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d)	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e)
Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe. The Board of Directors shall, however, be at liberty to waive the payment of interest, wholly or in part. No shareholder shall be entitled to receive any dividend or to exercise any privileges as a shareholder until they have paid all calls for the time being due and payable on every share held by them whether alone or jointly with any other person along with interest and expenses, if any.

(f)	Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

15.	Prepayment

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder’s shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 15 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

16.	Forfeiture and Surrender

(a)
If any shareholder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, and subject to the provisions of the Companies Law, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys’ fees and costs of legal suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(b)
Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)	Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)
Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

(f)
Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 14(e) above, and the Board of Directors, in its sole discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

(g)
The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 16.

17.	Lien

(a)
Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for such shareholders debts, liabilities and engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not. Such lien shall extend to all dividends from time to time declared in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)
The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, or such shareholder’s executors or administrators.

(c)
The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the shareholder, such shareholder’s executors, administrators or assigns.

18.	Sale after Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint a person to execute an instrument of transfer of the shares so sold and cause the purchaser’s name to be entered in the Register in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after such purchaser’s name has been entered in the Register in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

19.	Redeemable Shares

The Company may, subject to the provisions of the Companies Law, issue redeemable shares and redeem the same upon such terms and conditions as determined by the Board of Directors.

TRANSFER OF SHARES

20.	Effectiveness and Registration

Any transfer of shares of the Company which have not been fully paid-up will be subject to the approval of the Board of Directors. The Board of Directors may, at its sole discretion, refuse to approve a transfer of shares as aforesaid, without the need to provide reasoning for its decision. The shares of the Company, which have been fully paid-up are freely transferable. No transfer of shares shall be registered or, if such approval is required, approved by the Board of Directors, unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) (if such have been issued) and such other evidence of title as the Board of Directors may require. Until the transferee has been registered in the Register in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a reasonable fee for the registration of a transfer.

21.
The Board of Directors may, in its discretion to the extent it deems necessary, close the Register for registrations of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company for the period during which the Register is so closed.

TRANSMISSION OF SHARES

22.	Decedents’ Shares

(a)
In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 22 (b) have been effectively invoked.

(b)
Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

23.	Receivers and Liquidators

(a)
The Company may recognize the receiver or liquidator of any corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, as being entitled to the shares registered in the name of such shareholder.

(b)
The receiver or liquidator of a corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

24.	Register of Shareholders

(a)
The Company shall keep a Register (as defined in this Article 24(a)) in which it may record such information as may be deemed appropriate by the Board of Directors and/or as may be permitted by the Companies Law or these Articles. In addition, the Company shall record in the Register the following information:

(i)	The names and addresses of the shareholders, the number of shares held by each shareholder and the amount paid or the amount to be considered as paid on the shares of each shareholder;

(ii)	The day each person was registered in the Register as a shareholder;

(iii)	The amounts called, if any, that are due on the shares of each shareholder; and

(iv)	Any other information required by the Companies Law or these Articles to be recorded in the Register.

For the purposes of these Articles the “Register” means the principal register of shareholders of the Company, to be kept in accordance with the Companies Law, and/or, if the Company shall have any additional or branch register(s), any such additional or branch register(s) as the case may be.

(b)
The principal register shall be kept at the registered office of the Company for the time being (the “Office”) and, apart from the times the Register is closed in accordance with the provisions of the Companies Law or these Articles, shall be open to the inspection of any shareholder free of charge, and of any other person at such fee as the Company shall determine for each matter, during regular business hours.

(c)
The Register may be closed for such period, if any, as the Board of Directors shall determine from time to time, on the condition that the Register shall not be closed for a period exceeding 30 days during any calendar year; and on the additional condition that the Register shall not be closed unless a notice has been published in accordance with the provisions of the Companies Law, if required.

GENERAL MEETINGS

25.	Annual General Meetings

An annual General Meeting of shareholders shall be held once in every calendar year at such time (to the extent required by the Companies Law, within a period of not more than fifteen (15) months after the last preceding annual General Meeting) and at such place either in the State of Israel or abroad as may be determined by the Board of Directors. Such meetings shall be called “Annual General Meetings”.

26.	Special General Meetings

(a)
All general meetings of shareholders of the Company other than Annual General Meetings shall be called “Special General Meetings.” A general meeting of shareholders of the Company, whether it is an Annual General Meeting or a Special General Meeting, will be referred to as a “General Meeting”.

(b)	The Board of Directors may, whenever it thinks fit, convene a Special General Meeting at such time and place, in the State of Israel or abroad, as may be determined by the Board of Directors.

(c)
The Board of Directors shall be obligated to convene a Special General Meeting, in accordance with the terms of the Companies Law, at such time and place, in the State of Israel or abroad, as may be determined by the Board of Directors.

27.	Convening of General Meetings

(a)	The Company shall not be required to deliver or serve notice (‘Hodaa’) of General Meetings or of any adjournments thereof to any shareholder.

(b)
Without derogating from the provisions of Article 27(a) above, and subject to applicable law and stock exchange rules and regulations, the Company will publicize the convening of General Meetings in any manner reasonably determined by the Company and any such publication shall be deemed to have been duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by the Company in its sole discretion. The date of publication in respect of a General Meeting as set forth in this Article, and the date of the meeting shall be counted as part of the days comprising any notice period with respect to such General Meeting.

(c)
If required under the Companies Law, any shareholder or shareholders, holding at least one percent (1%) of the voting rights in the issued share capital of the Company, may, pursuant to the Companies Law, request that the Board of Directors include a certain item on the agenda of the meeting to be held in the future. In addition, subject to the Companies Law, the Board of Directors may include such item on the agenda only if such request has been submitted to the Company in writing at least eight (8) weeks prior to the date of the meeting (or such shorter period as may be determined by the Board of Directors).

28.	Record Date for General Meetings and Other Action

Notwithstanding any provision of these Articles to the contrary, in order to allow the Company to determine the shareholders entitled to vote at any General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or to take or be the subject to, any other action, the Board of Directors may determine a record date, which shall not be more than forty (40) days (or any longer period permitted under the Companies Law), nor less than four (4) days before the date of such meeting or other action. A determination of shareholders of record entitled to vote at a meeting shall apply to any adjournment of the meeting; provided however, that the Board of Directors may determine a new record date for the adjourned meeting. No persons other than holders of record of shares of the Company as of such record date shall be entitled to participate in and vote at such General Meeting, or to exercise such other right, as the case may be.

PROCEEDINGS AT GENERAL MEETINGS

29.	Participation

Only shareholders of record on the record date determined by the Board of Directors pursuant to Article 28 above shall be entitled to participate in and vote at a General Meeting.

30.	Quorum

(a)
Two or more shareholders (not in default in payment of any sum referred to in Article 37 (a) hereof), present in person, by proxy, by proxy card or by electronic voting, and holding shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present within half an hour from the time appointed for the General Meeting.

(b)
If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall stand adjourned to the same day in the following week, at the same time and place or to such other later day, time and place as the Directors may determine and specify in the publication with respect to the General Meeting. It shall not be necessary to give notice of or publicize such adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of participants will constitute a quorum (not in default as aforesaid) present in person, by proxy, by proxy card or by electronic voting, shall constitute a quorum; provided, however, that Special General Meeting which was convened by the Board upon the demand of shareholders or Directors then in office, or directly by such shareholders or Directors, in accordance the terms of the Companies Law, shall be cancelled.

(c)	The Board of Directors may determine, at its sole discretion, the matters that may be voted upon at the meeting by proxy card, in addition to the matters listed in Section 87(a) of the Companies Law.

31.	Chairman

The Chairman, if any, of the Board of Directors, or any other director or office holder of the Company which may be designated for this purpose by the Board of Directors, shall preside as Chairman at every General Meeting of the Company. If there is no such Chairman, or if the appointed Chairman is unwilling to take the chair, or if he shall have indicated in advance that he will not be attending, or if at any meeting such Chairman is not present within thirty (30) minutes after the time fixed for holding the meeting, those present at the meeting shall choose someone present to be Chairman of the meeting. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he or she is also a shareholder or such proxy).

32.	Adoption of Resolutions at General Meetings

(a)
Except with respect to matters which require the approval of a special majority under the Companies Law, all resolutions of the shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon. It is hereby clarified that such simple majority of the voting power represented at the meeting is also required to approve any amendment to these Articles of Association.

(b)
Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any shareholder present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot. A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another shareholder may then demand such written ballot. The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded. All votes properly tendered by proxy card or by electronic voting, as set forth in Articles 37 (c)(iii) and (c)(v), with respect to a given resolution shall be counted for purposes of determining the outcome of any vote with respect to such resolution taken by show of hands or by written ballot.

(c)
A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

33.	Manner of the Meeting

The Board of Directors may, at its sole discretion, resolve to enable persons entitled to attend a General Meeting to do so by simultaneous attendance and participation at the principal meeting place and a satellite meeting place or places anywhere in the world and the shareholders present in person, by proxy or by written ballot at satellite meeting places shall be counted in the quorum for and entitled to vote at the General Meeting in question, and that meeting shall be duly constituted and its proceedings valid, provided that the chairman of the General Meeting is satisfied that adequate facilities are available throughout the General Meeting to ensure that shareholders attending at all the meeting places are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	hear all persons who speak (whether by the use of microphones, loudspeakers audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place(s); and

(c)	be heard by all other persons so present in the same way.

35.	Power to Adjourn

(a)
The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting, or the discussion or resolution in any item on the agenda for the meeting, from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)
It shall not be necessary to give any notice of an adjournment, however, if the meeting is adjourned for thirty (30) days or more, the Company shall publicize the adjournment and the matters to be included on the agenda of the adjourned General Meeting in the same manner in which it announced the convening of the original General Meeting.

36.	Voting Power

Subject to the provisions of Article 37 (a) and subject to the rights of holders of shares with special rights as to voting, every shareholder shall have one vote for each share held by such shareholder of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

37.	Voting Rights

(a)
No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by such shareholder in respect of such shareholder’s shares in the Company have been paid.

(b)
A company or other corporate body being a shareholder of the Company may, subject to applicable law, authorize any person to be its representative at any General Meeting of the Company or execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power that the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

(c)	Any shareholder entitled to vote may vote in one of the following manners:

(i)	personally;

(ii)	by proxy (who need not be a shareholder of the Company);

(iii)	by proxy card, provided it is completed and returned to the Company in accordance with its terms;

(iv)	if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 37 (b); or

(v)
by electronic voting; shareholders who hold shares through members of the Tel Aviv Stock Exchange (“TASE”), may vote electronically via the electronic voting system of the Israel Securities Authority, upon terms and instructions received from the TASE member through which the shareholder holds his or her shares.

(d)
If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person, by proxy, by proxy card or by electronic voting, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names appear in the Register.

38.	Proxies; Instrument of Appointment

(a)	The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I                 (Name of Shareholder) of                     (Address of Shareholder) being a shareholder of Compugen Ltd. hereby appoint                  (Name of Proxy) of                    (Address of Proxy) as my proxy to participate and vote for me and on my behalf at the General Meeting of the Company to be held on the                day of           , 20     and at any adjournment(s) thereof.

Signed this          day of          , 20  .

(Signature of Appointer)”

or in any usual or common form or in such other form as may be approved by the Board of Directors, including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy. It shall be duly signed by the appointer or his duly authorized attorney, which signature shall be confirmed by an advocate or notary or bank or in any other manner acceptable to the Chairman of the meeting or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than twenty four (24) hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such meeting.

(b)
Proxy cards shall be in such form, and substance, as shall be prescribed by the Board of Directors. Proxy cards shall be completed and delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) in accordance with its terms.

(c)
A vote cast pursuant to an instrument appointing a proxy or by proxy card, or pursuant to electronic voting, shall be valid notwithstanding the death, liquidation or winding-up of the appointing or voting shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or vote, or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up, revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing or voting shareholder, if present in person at said meeting, may revoke the appointment or the electronic voting by means of a written or verbal notification to the Chairman, or otherwise.

(d)
An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman of the meeting, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under this Article 38 (e) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 38 (e) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 38 (e) at or prior to the time such vote was cast.

(e)
Without derogating from any of the above, if a shareholder voted in more than one way, his latest vote shall be counted; for this purpose: (a) the date on the proxy card shall be deemed the voting date; and (b) a vote cast by the shareholder himself or by his proxy shall be deemed later to his vote by proxy card or by electronic voting.

BOARD OF DIRECTORS

39.	Powers of Board of Directors

(a)
General. The Board of Directors shall determine the Company’s policies, oversee the activities of the chief executive officer (the “Chief Executive Officer”), and take such other actions as are described in Section 92 of the Companies Law. The Board of Directors shall be empowered to exercise any power of the Company not conferred by the Companies Law or by these Articles on any other organ of the Company. The authority conferred on the Board of Directors by this Article 39 shall be subject to the provisions of the Companies Law and these Articles.

(b)
Borrowing Power. The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)
Reserves. The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may deem fit from time to time.

40.	Exercise of Powers of Directors

(a)
A meeting of the Board of Directors at which a quorum is present, whether in person or by any other means by which the Directors may hear each other simultaneously, shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b)
A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present and entitled to vote when such resolution is put to a vote and voting thereon.

(c)
A resolution in writing signed by all of the Directors or members of a Committee of the Board of Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Board of Directors) or to which all of such Directors have agreed in writing or given their oral consent by telephone (provided that in such event, a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company ) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors or any Committee thereof duly convened and held.

41.	Audit Committee

(a)
The Board of Directors shall appoint an Audit Committee. The composition of the Audit Committee shall, to the extent required, be in compliance with the Companies Law and with the rules of any stock exchange on which the shares of the Company are traded.

(b)	The duties of the Audit Committee shall be as provided by applicable law and/or applicable rules of any stock exchange on which the shares of the Company are traded and shall include:

(i)
to detect any deficiencies in the business management of the Company, by among other things consulting with the Company’s internal auditor and independent auditors, and to propose to the Board of Directors ways of correcting these deficiencies; and

(ii)	to decide whether to approve actions and transactions requiring approval of the Audit Committee pursuant to the Companies Law.

42.	Delegation of Powers

(a)
Subject to the Companies Law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)
Without derogating from the provisions of Article 55 below, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may deem appropriate, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the terms and conditions of employment, of all such persons, and may require security in such cases and in such amounts as it deems appropriate.

(c)
The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may deem fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in them.

43.	Number of Directors

The number of Directors shall consist of no less than five (5) Directors and no more than fourteen (14) Directors, unless otherwise resolved by the Annual General Meeting.

44.	Election, Appointment and Removal of Directors

(a)
If at any time, the Company shall be required to appoint independent or external directors as may be required by law (“External Directors”) such directors shall serve on the Board according to the number required by law. External Directors will be appointed and removed pursuant to and shall be governed by the relevant provisions of the law which applies to External Directors.

(b)
The Directors (other than External Directors) shall be elected and dismissed by a simple majority of the voting power present and voting at an Annual General Meeting. Subject to the maximum number of Directors provided for in Article 43 above, between Annual General Meetings, the Board of Directors shall be empowered to appoint Directors by a majority vote of the Directors then in office.

(c)
Directors elected at an Annual General Meeting, except External Directors, if applicable, shall hold office until the end of the Annual General Meeting, immediately following the Annual General Meeting at which they were elected and until their successors have been duly elected or until any such Directors’ term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 47 below. Directors appointed by the Board pursuant to Article 44(a) above, shall hold office until the end of the immediately following Annual General Meeting or until such Directors’ term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 47 below.

(d)	Subject to applicable law, a Director who has ceased to hold office shall be eligible for re- election or re-appointment.

(e)
The term of office of a Director will begin as of the date of the Annual General Meeting at which he was elected or as of the date of the meeting of the Board of Directors at which he was appointed (if appointed by the Board pursuant to Article 44(b) above) or at such later date as is determined in the resolution electing or appointing him or pursuant thereto.

(f)
Notwithstanding anything to the contrary in this Article 44, the shareholders may, at any time, by a resolution adopted by a simple majority of the voting power present and voting at a Special General Meeting, discharge from office any Director, provided such Director is given a reasonable opportunity to state his or her case before the shareholders at the General Meeting and/or appoint a Director (provided that with respect to External Directors, the requirements of the Companies Law are satisfied).

45.	Qualification of Directors

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or, subject to applicable law, by reason of his having served as a Director in the past.

46.	Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and may fill any such vacancy in accordance with Article 44(b); provided, however, that if they number less than a majority of the minimum number provided for pursuant to Article 43 hereof or, to the extent applicable, if the number of External Directors falls below the minimum number required, they may only act in an emergency, and must call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the minimum number of Directors provided for pursuant to Article 43 hereof, or, to the extent applicable, the minimum number of External Directors, as the case may be, are in office as a result of said meeting.

47.	Vacation of Office

(a)
The office of a Director shall be vacated by the Director’s written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(b)	The Company shall be entitled, at any time, to discharge from office any Director subject to and in accordance with Article 44(f).

(c)
The office of a Director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) his death, or, if the Director is a legal entity, it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto; (ii) should he be declared to be legally incompetent; (iii) should he be declared bankrupt; or (iv) as otherwise provided in the Companies Law.

48.	Remuneration of Directors

No Director shall be paid any remuneration by the Company for such Director’s services as a Director or for any other services provided to the Company, unless such remuneration has been approved pursuant to the provisions of the Companies Law.

49.	Conflict of Interests

Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any director in which contract or business such director has a personal interest, directly or indirectly; and may enter into any contract or otherwise transact any business with any third party in which contract or business a director has a personal interest, directly or indirectly.

49A.	Alternate Director

Subject to the Companies Law, a Director may from time to time appoint an alternate for himself or herself (an “Alternate Director”), dismiss such Alternate Director and appoint another instead of any Alternate Director whose office has been vacated for any reason, either for a particular meeting or permanently, subject to there being no objection to such appointment by any of the then serving directors. An Alternate Director shall have all the rights and obligations of the appointing Director, excluding the right to appoint an Alternate Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

50.	Meetings

(a)
The Board of Directors shall convene meetings as required to fulfill the needs of the Company, but in any event shall convene at least one meeting in every three month period. The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors deem fit. Meetings of the Board of Directors may be held telephonically or by any other means of communication provided that each Director participating in such meeting can hear and be heard by all of the other Directors participating in such meeting.

(b)
The Chairman of the Board of Directors may convene a meeting of the Board of Directors, provided that a notice is delivered a reasonable time prior to the applicable meeting. Notwithstanding, the Board may convene without prior notice in urgent cases only, if the majority of the Directors has approved to do so. Subject to the terms of the Companies Law and without derogating from the preceding, the failure to give notice to a Director in the manner required herein may be waived. The notice of meeting shall include the agenda of the meeting. Notice of the meetings of the Board of Directors may be given orally, by telephone, by email or be sent to each Director in any other reasonable manner at the last physical or email address or telephone or facsimile number that the Director provided to the Company.

(c)
Upon the receipt of a written request under any of the following circumstances, the Chairman of the Board of Directors shall, and in the absence of a Chairman, any Director receiving such written request shall, convene a meeting of the Board of Directors, but not less than twenty-four (24) hours’ notice shall be given of any meeting, unless such notice is waived:

(i)	upon the receipt of a written request from any two Directors, or in the event that there are five or less Directors serving in office at the time, upon the written request of any Director;

(ii)
upon the receipt of a written request from any Director requesting that a meeting be convened and stating that he or she has learned of an alleged violation of the law or of proper business procedure by the Company.

(iii)	upon the receipt of any written request from the Chief Executive Officer of the Company requesting an action of the Board of Directors; or

(iv)	upon the receipt of a written notice from the independent auditor(s) of the Company regarding material flaws in the oversight of the Company’s internal accounting methods.

51.	Quorum

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person, or by telephone conference, of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting (as conclusively determined by the Chairman of the Board of Directors).

52.	Chairman of the Board of Directors

The Board of Directors shall from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in its place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if the appointed Chairman is unwilling to take the chair, or if he shall have indicated in advance that he will not be attending, or if at any meeting he is not present within fifteen (15) minutes of the time scheduled for the meeting, the Directors present shall choose one of their number to be the chairman of such meeting. The office of Chairman shall not entitle such Director to a second or casting vote.

53.	Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

MINUTES

54.	Minutes

(a)
Minutes of each General Meeting and of each meeting of the Board of Directors (or any committee thereof) shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

(b)
Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

CHIEF EXECUTIVE OFFICER

55.	Chief Executive Officer

(a)
The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title). The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time. The Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)’s place.

(b)
The Chief Executive Officer(s) shall manage the business of the Company, subject to the policies established by the Board of Directors, such limitations and restrictions as are set forth in these Articles or as the Board of Directors may from time to time prescribe, and the provisions of the Companies Law.

(c)
The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer’s employment, subject to the provisions of the Companies Law.

(d)
Subject to the provisions of the Companies Law and provided the Board of Directors has authorized him or her to do so, the Chief Executive Officer of the Company may appoint additional Officer Holders (as such term is defined in the Companies Law) of the Company (other than Directors and Chief Executive Officers), and determine the duties and powers of such Office Holders. The terms and conditions of such Office Holders’ employment shall be approved as required by the Companies Law. The Chief Executive Officer shall notify the Board of Directors of each such appointment at the first meeting of the Board of Directors following such appointment.

EXEMPTION, INDEMNIFICATION AND INSURANCE

57.	Indemnity and Insurance

57.1
Insurance. Subject to the provisions of the Companies Law, the Company may enter into contracts to insure the liabilities of its Office Holders for any liabilities or expenses incurred by or imposed upon them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company, to the fullest extent permitted by law, including in respect of any liability imposed on any Office Holder with respect to any of the following:

(a)	A breach of the duty of care owed to the Company or to any other person;

(b)	A breach of the duty of loyalty owed to the Company, provided that, the Office Holder acted in good faith and had reasonable grounds to assume that such act would not prejudice the interests of the Company;

(c)	Monetary liabilities or obligations imposed on him in favor of another person.

(d)
A payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the “Securities Law”) and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable litigation expenses, including attorney’s fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law.

(e)
Expenses incurred by the Office Holder in connection with a proceeding under Chapter G’1, of the Israel Restrictive Trade Practices Law, 5748-1988 (the “Restrictive Trade Law”), including reasonable litigation expenses, including attorney’s fees.

57.2
Indemnification. Subject to the provisions of the Companies Law, the Company may indemnify any of its Office Holders for all liabilities and expenses incurred by them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by law, including, as follows:

(a)	retrospectively; and

(b)	undertake in advance to indemnify the Office Holders to the fullest extent permitted by law, including, as follows:

(i)
For any monetary liabilities or obligations imposed on the Office Holder in favor of another person pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court;;

(ii)	For any payments which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable litigation expenses, including attorney’s fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law;

(iii)
For reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder in consequence of an investigation or proceeding instituted against the Office Holder by an authority that is authorized to conduct such investigation or proceeding, and which was concluded without filing of an indictment against the Office Holder and without imposing on the Office Holder a financial obligation in lieu of criminal proceedings, or which was concluded without filing of an indictment against the Office Holder but with imposing on such Office Holder a financial obligation in lieu of criminal proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction;

For the purposes hereof: (i) “a proceeding that concluded without filing an indictment in a matter in respect of which an investigation was conducted”; and (ii) “financial obligation in lieu of a criminal proceeding”, shall have the meanings specified in Section 260(a)(1A) of the Companies Law;

(iv)
For reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder or which the Office Holder is ordered to pay by a court, in a proceeding filed against the Office Holder by the Company or on its behalf or by another person, or in a criminal action of which the Office Holder is acquitted, or in a criminal action in which the Office Holder is convicted of an offense that does not require proof of criminal intent.

(v)	For expenses incurred by the Office Holder in connection with a proceeding under Chapter G’1, of the Restrictive Trade Law, including reasonable litigation expenses, including attorney’s fees.

(vi)	For any other liability, obligation or expense indemnifiable or which may from time to time be indemnifiable by law.

provided that: (x) an undertaking in advance to indemnify an Office Holder with respect to the matters specified in Article 57.2(b)(i) above is limited to types of occurrences, which in the opinion of the Board of Directors, in light of the Company’s actual activities at the time of the undertaking, are foreseeable and to an amount or to criteria the Board of Directors has determined to be reasonable in the circumstances; and (y) in the undertaking in advance to indemnify an Office Holder, the types of occurrences that the Board of Directors believes to be foreseeable in light of the Company’s actual activities at the time the undertaking to indemnify was given are mentioned, as is the amount or criteria that the Board of Directors determined to be reasonable under the circumstances.

57.3
Exemption of Office Holders. Subject to the provisions of the Companies Law, the Company may, to the fullest extent permitted by law, exempt and release its Office Holders, including in advance, from and against all or part of such Office Holders’ liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company. The Directors of the Company are released and exempt from any and all liability as aforesaid to the fullest extent permitted by law with respect to any such breach, which has been or may be committed.

57.4
The provisions of this Article 57 are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or indemnification and/or exculpation, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.

57.5	The Company may, as aforesaid, indemnify, insure and exempt from liability any Office Holder to the fullest extent permitted by applicable law. Accordingly: (i) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law expanding the ability of the Company to indemnify, insure or exempt from liability any Office Holder, or expanding the right of any Office Holder to be indemnified, insured or exempted from liability, beyond or in addition to the provisions of these Articles, shall, to the fullest extent possible, automatically and immediately apply to the Office Holders of the Company and be deemed as included in these Articles to the fullest extent permitted by applicable law; and (ii) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law adversely affecting the ability of the Company to indemnify, insure or exempt from liability any Office Holder or adversely affecting the right of any Office Holder to be indemnified, insured or exempted from liability as provided for in these Articles shall have no effect post factum and shall not affect the Company’s obligations or ability to indemnify, insure or exempt from liability an Office Holder for any act (or omission) carried out prior to such amendment, unless otherwise provided by applicable law.

RIGHTS OF SIGNATURE and RUBBER STAMP

58.	Rights of Signature and Rubber Stamp

(a)
The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company and to further delegate such signatory powers, and the acts and signatures of such person(s) on behalf of the Company, shall bind the Company insofar as such person(s) acted and signed within the scope of such person’s authority.

(b)	The Company shall have at least one official rubber stamp.

DIVIDENDS

59.	Declaration of Dividends

(a)
Subject to the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to the Board of Directors to be justified by the profits of the Company. Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

(b)	No dividend shall be paid otherwise than out of the profits of the Company.

60.	Amount Payable by Way of Dividends

(a)
Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up or credited as paid up on account of the shares held at the date so appointed by the Company and in respect of which such dividend is being paid, without regard to the premium paid in excess of the nominal value, if any. No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

(b)	No dividend shall carry interest against the Company.

61.	Payment in Specie

(a)
A dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by the distribution of specific assets, paid-up shares, debentures or debenture stock of any other company, or in any one or more such ways.

(b)
Upon the determination of the Board of Directors, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

62.	Implementation of Powers under Articles 60 and 61

For the purpose of giving full effect to any resolution under Articles 60 or 61, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates or make payment in lieu of fractional shares in an amount determined by the Board of Directors, and may determine the value for distribution of any specific assets, and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

63.	Deductions from Dividends

The Board of Directors may deduct from any dividend or other moneys payable to any shareholder in respect of a share any and all sums of money then payable by such shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

64.	Retention of Dividends

(a)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under these Articles, entitled to become a shareholder, or which any person is, under these Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

65.	Unclaimed Dividends

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company as a trustee in respect thereof, and any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend, and any such other moneys unclaimed after a period of three (3) years from the date the same were payable, shall be forfeited and shall revert to the Company; provided however, that the Board of Directors may, at its sole discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

66.	Mechanics of Payment

Any dividend or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may direct in writing. Every such check shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the person entitled to the money represented thereby.

67.	Receipt from a Joint Holder

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS; AUDITORS

68.	Books of Account

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may deem appropriate, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a resolution of a General Meeting of the Company.

69.	Fiscal Year

The Company’s fiscal year shall commence on January 1st and end on the following December 31st.

70.	Audit

The Company shall prepare financial statements in accordance with generally accepted accounting principles consistently applied and as required by the Companies Law and any other applicable law. The Company’s annual financial statements shall be audited for correctness by the Company’s auditor and shall be approved and signed by the Board of Directors.

71.	Auditors

(a)
The shareholders of the Company shall appoint an independent auditor(s) of the Company at the Annual General Meeting. Such appointment shall be in force until the end of the fiscal year for which the appointment is made, or for a longer period if so resolved at the Annual General Meeting, but in no event for a period of more than three fiscal years. Subject to the provisions of the Companies Law, the shareholders of the Company may remove the independent auditor(s) at any time.

(b)	The appointment, authorities, rights and duties of the independent auditor(s) of the Company shall be regulated by applicable law.

(c)
The Audit Committee shall have the authority to fix, in its discretion, the remuneration of the independent auditor(s) and shall bring such to the Board for approval, and the Company shall report to the shareholders on such remuneration at the Annual General Meeting.

DONATIONS

72.	Donations

Subject to applicable law, the Company shall be entitled to donate reasonable amounts to a cause, which the Board of Directors deems worthy, even if such donation is not motivated by business considerations.

NOTICES

73.	Notices

(a)
Without derogating from Article 27 above or Article 73(j) below, any notice or document may be served by the Company upon any shareholder personally or by sending it by mail addressed to such shareholder at such shareholder’s address as described in the Register or such other address as such shareholder may have designated in writing for the receipt of notices and documents. Any notice or document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the Office or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office. Any such notice or document shall be deemed to have been served two (2) business days after it has been posted (five (5) business days if sent to a place not located on the same continent as the place from where it was posted), or when actually received by the addressee if sooner than two (2) days or five (5) days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the Secretary or the Chief Executive Officer); provided however, that notice may be sent by e-mail, facsimile or other electronic means and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty- four (24) hours after such e-mail, facsimile or other electronic communication has been sent or when actually received by such shareholder (or by the Company), whichever is earlier. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 73 (a).

(b)
All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register, and any notice so given shall be sufficient notice to the holders of such share.

(c)
If requested by the Company, each shareholder shall provide the Company with the shareholder’s full street and mailing address, as well, if available, with facsimile number and email address. Without derogating from Article 27 above, any shareholder whose address is not described in the Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(d)	The Company may declare that any document(s) will be delivered or be available for review at the Office or any other place designated by the Board of Directors.

(e)
Whenever it is required to give prior notice or publicize a specified number of days in advance or where a notice or publication is valid for a specified period, the day of the publication or the day of service of the notice shall be included in such count or period.

(f)	Service of notice to a relative of a shareholder living at the same address with him will be deemed service to such shareholder.

(g)
Subject to applicable law, any shareholder, Director or other person entitled to receive notice in accordance with these Articles or law may waive notice, in advance or retroactively, in a particular case or type of case or generally, and if so, notice will be deemed as having been duly served, and all proceedings or actions for which the notice was required will be deemed valid.

(h)
Any person entitled to a share by operation of law or by transfer, transmission or otherwise will be bound by any notice served or by any publication made pursuant to these Articles with respect to such share prior to his being registered in the Register as owner of the shares.

(i)
It shall not be necessary to set forth in detail in any publication as provided for in Article 27(b) above, the full text of any proposed resolutions and a general description of the nature of the matters on the agenda will suffice. The Company shall be entitled, however, but shall be under no obligation to do so, to specify in any publication in respect of a meeting, a place and a time where and when the full text of proposed resolution(s) may be reviewed.

(j)
Notwithstanding anything to the contrary contained herein, the Company may give notice to any shareholder by posting a notice on the Company’s website, filing an appropriate periodic report with the SEC, by publishing on one or more international wire services or in one or more newspapers or by publicizing in any other manner reasonably determined by the Company and the date of such posting, filing or other publication shall be deemed the date on which such notice has been served upon such shareholder. Where notice is given by more than one method, it will be deemed served on the earliest of such dates.

(k)
The accidental omission to give notice to any shareholder pursuant to any applicable law or these Articles or the non-receipt of any such notice by any shareholder entitled to receive notice shall not invalidate any action, transaction, resolution or proceedings taken by the Company and/or at or by any General Meeting.

WINDING UP

74.	Winding Up

Subject to the rights of the holders of shares with limited or preferred rights as to liquidation, if the Company is wound up on liquidation or dissolution, then, subject to applicable law, all the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

75.	Forum for Adjudication of Disputes

(a)
Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a claim, cause of action, claims, or causes of action arising under the United States Securities Act of 1933, as amended, including all claims and causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

(b)
Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders; or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

(c)	Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article 75.

FORM OF PROXY CARD

COMPUGEN LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 20, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder(s) hereby appoint(s) Anat Cohen-Dayag and Eran Ben Dor, or any one of them, as proxies, each with the power to appoint her or his substitute, and hereby authorizes them to represent and to vote as designated on the reverse side of this Proxy, all of the ordinary shares, New Israeli Shekels 0.01 nominal (par) value per share (the “Ordinary Shares”) of Compugen Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at 5:00 p.m. (Israel time), on Wednesday, September 20, 2023, at the offices of the Company, 26 Harokmim Street, Bldg. D, Holon, Israel and any adjournment or postponement thereof (the “Meeting”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY AND ALL ADJOURNMENTS THEREOF.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

COMPUGEN LTD.

SEPTEMBER 20, 2023

Please complete, sign, date and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

1.	To re-elect each of the seven (7) directors specified belowto serve as a member of the Board of Directors of the Company to hold office until immediately following the annual general meeting of the Company’s shareholders for 2024 and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Israeli Companies Law, 5759-1999 and the Articles of Association of the Company
		FOR	AGAINST	ABSTAIN
Paul Sekhri		☐	☐	☐
Anat Cohen-Dayag, Ph.D.		☐	☐	☐
Eran Perry		☐	☐	☐
Gilead Halevy		☐	☐	☐
Mathias Hukkelhoven, Ph.D.		☐	☐	☐
Kinneret Livnat Savitzky, Ph.D.		☐	☐	☐
Sanford (Sandy) Zweifach		☐	☐	☐

2.	To approve the amended and restated Compensation Policy of the Company	FOR ☐	AGAINST ☐	ABSTAIN ☐
Are you a “controlling shareholder” or do you have a “personal interest” in Item 2?

Under the Companies Law, in general, a person is deemed to be a “controlling shareholder” if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

		YES ☐	NO ☐
Under the Companies Law, in general, a person is deemed to have a personal interest if he or she, or any member of his or her immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal; or if a company, other than the Company, that is affiliated with such person, has a personal interest in the adoption of the proposal.

For further information regarding the definition of “personal interest”, please see the explanation under Item 2 of the Proxy Statement.

Please note - you do not have a personal interest in the adoption of this proposal just because you own our shares.

IF YOU DO NOT MARK ONE OF THE BOXES YOU WILL BE DEEMED TO BE A CONTROLLING SHAREHOLDER AND/OR HAVE A PERSONAL INTEREST IN THIS ITEM.

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER AND IT IS UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM.

3.	To approve the following compensation terms to Dr. Cohen-Dayag in her position as the Company’s Chief Executive Officer:
3.1 A gross monthly base salary of NIS 150,000, effective as of March 1, 2023		FOR ☐	AGAINST ☐	ABSTAIN ☐
Are you a “controlling shareholder” or do you have a “personal interest” in Item 3.1?		YES ☐	NO ☐
3.2 An annual cash bonus plan for the years 2024, 2025 and 2026		FOR ☐	AGAINST ☐	ABSTAIN ☐
Are you a “controlling shareholder” or do you have a “personal interest” in Item 3.2?		YES ☐	NO ☐
3.3 An annual equity award plan for the years 2024, 2025 and 2026 and an employee share purchase plan for the years 2024, 2025 and 2026		FOR ☐	AGAINST ☐	ABSTAIN ☐
Are you a “controlling shareholder” or do you have a “personal interest” in Item 3.3?		YES ☐	NO ☐
3.4 Grant of options to purchase an additional 150,000 Ordinary Shares		FOR ☐	AGAINST ☐	ABSTAIN ☐
Are you a “controlling shareholder” or do you have a “personal interest” in Item 3.4?		YES ☐	NO ☐
Please refer to Item 2 above for the definitions of “controlling shareholder” and “personal interest”.

IF YOU DO NOT MARK ONE OF THE BOXES IN ANY OF ITEMS 3.1 - 3.4 YOU WILL BE DEEMED TO BE A CONTROLLING SHAREHOLDER AND/OR HAVE A PERSONAL INTEREST IN SUCH ITEM.

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER AND IT IS UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN ANY OF ITEMS 3.1 - 3.4.

4.	To amend and restate the Company’s articles of association that is currently in effect	FOR ☐	AGAINST ☐	ABSTAIN ☐

5.	To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), in accordance with the volume and nature of its services.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Signature of Shareholder                                             Date

Signature of Shareholder                                             Date

NOTE:  Please sign exactly as your name or names appear on the Proxy Statement.  When Ordinary Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.